EXHIBIT 2.1
EXECUTION VERSION

DATED SEPTEMBER 16, 2014

(1) THE PERSONS WHOSE NAMES AND ADDRESSES ARE SET OUT IN PART 1 OF SCHEDULE 2

- and -

(2) DORSET ACQUISITION CORP.
- and -

(3) CALLIDUS SOFTWARE, INC.

AGREEMENT relating to the sale and purchase of all of the issued share capital of Clicktools Limited

Agreed Form documents
Completion board meeting minutes: Purchaser
Completion board meeting minutes: Company
Post completion voting power of attorney: Vendors
Completion board meeting - SurveyMonkey
Vendor Power of Attorney Exercise Documents

THIS AGREEMENT is made on September 16, 2014
BETWEEN:

(1)	THE PERSONS whose names and addresses are set out in part 1 of schedule 2 (together the "Vendors", and each a "Vendor");

(2)
DORSET ACQUISITION CORP. a company incorporated and registered in Delaware, USA with registration number which has its principal address at 6200 Stoneridge Mall Road, Suite500, Pleasanton, CA 94588, USA (the "Purchaser"); and

(3)	CALLIDUS SOFTWARE, INC. a company incorporated and registered in Delaware, USA, which has its global headquarters at 6200 Stoneridge Mall Road, Suite500, Pleasanton, CA 94588, USA (the "Parent”)
RECITALS:

A	Clicktools Limited (the "Company") is a private company limited by shares. Further information relating to the Company and its Subsidiary is set out in parts 1 and 2 of schedule 3.

B	Each Vendor is the legal owner of the number and class of Sale Shares set opposite his or its name in part 1 of schedule 2.

C	Each Vendor is the legal owner of the number and class of Option Shares set opposite his name in part 2 of schedule 2 (the beneficial owner of such Option Shares being the relevant Optionholder).

D
The Vendors have agreed to procure the exercise of the Options and the transfer to the Purchaser by or on behalf of the Optionholders of both legal title to and the beneficial interest in the Option Shares.

E	The Vendors have agreed to sell and the Purchaser has agreed to purchase the Sale Shares on the terms set out in this agreement.
IT IS AGREED:

1.	DEFINITIONS AND INTERPRETATION

1.1	Each word and expression used in this agreement shall have the meaning (if any) given to it in, and shall be interpreted in accordance with, the provisions of, schedule 1.

1.2	This agreement incorporates the schedules to it.

2.	SALE AND PURCHASE OF SHARES

2.1
Subject to the terms of this agreement, with effect from Completion each Vendor severally shall sell and the Purchaser shall purchase the number of Sale Shares set opposite such Vendor's name in column (3) of part 1 of schedule 2.

2.2
The Sale Shares shall be sold with full title guarantee and free from all Encumbrances and together with all rights of any nature that attach or which may at any time become attached to them, including the right to receive all dividends and distributions declared, paid or made by the Company in respect of the Sale Shares on or after the Completion Date.

2.3
The Vendors undertake to procure the execution by or on behalf of each Optionholder of his Exercise Documents relating to his Options, a Nominee Direction directing the Grantor to transfer the legal title to his Option Shares to the Purchaser and an Optionholder Sale Agreement transferring to the Purchaser the beneficial interest in such shares on the terms set out therein.

2.4	Each Vendor severally:

2.4.1
covenants with the Purchaser that he has the right to transfer or to procure the transfer of the full legal and beneficial interest in his Sale Shares to the Purchaser on the terms set out in this agreement;

2.4.2
covenants with the Purchaser that he has the right to transfer or to procure the transfer of the full legal and beneficial interest in the Option Shares set opposite his name in part 2 of schedule 2 on the terms of this agreement;

2.4.3	covenants with the Purchaser that he shall do everything required by the Purchaser from time to time in order to vest:

2.4.3.1	any of his Sale Shares in the Purchaser (at his own expense); and

2.4.3.2	any of the Option Shares set opposite his name in part 2 of schedule 2 in the Purchaser (at the Company's expense);

2.4.4
waives any right of pre‑emption or other restriction on transfer in respect of the transfer to the Purchaser of the Sale Shares or any of them, and agrees to procure on Completion the irrevocable waiver of any such right or restriction conferred on any other person.

2.5	Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 shall not apply to the sale and purchase of the Sale Shares.

3.	CONSIDERATION

3.1	The total consideration payable by the Purchaser for the Sale Shares is £10,100,000.00 being:

3.1.1
£8,967,309.30 (the "Initial Consideration") which, ssubject to any adjustment required to be made pursuant to clause 8.4, shall be paid in cash on Completion to the Vendors in the proportions set out opposite each Vendor's name in column (4) of schedule 2 in accordance with paragraph 2.1 of part 2 of schedule 7;

3.1.2
£122,690.70 (the “Option Shares Consideration”) which shall be paid in cash on Completion to the Company for payment out to the Grantors and the Optionholders in accordance with the Exercise Documents and schedule 7; and

3.1.3	£1,010,000.00 (the "Holdback Consideration") which shall be dealt with in accordance with the provisions of clause 10.

3.2
The Holdback Consideration and if applicable the Initial Consideration shall be treated as adjusted by any payment made in respect of any Tax Claim, any Warranty Claim or any claim under the Indemnities (it being acknowledged that any claim for breach of the Warranties will be a claim under the Indemnities for this purpose).

4.	COMPLETION

4.1
Completion of the sale and purchase of the Sale Shares shall take place at the offices of the Founders’ Solicitors (or such other place as the parties may agree) on the Completion Date immediately after this agreement is entered into and each of the parties has complied with its obligations under this clause 4.

4.2	On the Completion Date:

4.2.5	the Vendors shall comply with the obligations set out in part 1 of schedule 7; and

4.2.6	subject to the Vendors' compliance with clause 4.2.1, the Purchaser shall comply with the obligations set out in part 2 of schedule 7.

4.3
The Purchaser shall not be obliged to complete the purchase of the Sale Shares under this agreement unless the Vendors comply fully with their obligations under schedule 7 and unless the purchase of all the Sale Shares is completed simultaneously (but so that completion of purchase of some of the Sale Shares will not affect the rights of the Purchaser with respect to the others).

5.	WARRANTIES

5.1	The Founders warrant and represent to the Purchaser in the terms of the General Warranties and the Tax Warranties.

5.2	SurveyMonkey warrants to the Purchaser:

5.2.1	in respect of itself only, in the terms of the Fundamental Warranties; and

5.2.2
that as far as it is aware, the Warranties are true and accurate, and for the purpose of this clause 5.2.2, SurveyMonkey's knowledge shall be limited to the actual knowledge of Brent Chudoba, Damon Cronkey and Timothy Maly.

5.3
The Vendors acknowledge that the Purchaser is entering into this agreement in reliance on each Warranty, which has also been given as a representation and with the intention of inducing the Purchaser to enter into this agreement. The Purchaser agrees that it shall have no right to rescind this Agreement for any breach of the Warranties (or any of them) save in the event of any fraud or fraudulent misrepresentations by the Vendors.

5.4
Notwithstanding any other provision in this Agreement, the Purchaser agrees that save in the event of any fraud or fraudulent misrepresentations by the Vendors, the Purchaser shall have no right or entitlement to recover from any Vendor any loss or damage for a breach of Warranty, other than as expressly provided in clause 8.2 in relation to the related Warranty Claim, whether or not such breach of Warranty amounts to a misrepresentation on the part of the Vendors or any of them.

5.5	Subject to clause 5.6 below and paragraph 3 (Disclosure) of schedule 6:

5.5.1	no constructive or imputed knowledge of the Purchaser shall prevent any Warranty Claim by the Purchaser or in any way limit the liability of the Vendors in relation to a Warranty Claim; and

5.5.2	the Vendors shall not invoke the Purchaser's constructive or imputed knowledge of any matter or thing as a defence to a Warranty Claim.

5.6
The Purchaser warrants to the Vendors that, as at the date of this agreement, it is not actually aware of any fact, matter or circumstance which it is actually aware would enable it to bring a Warranty Claim. For the purposes of this clause 5.6, the actual awareness of the Purchaser shall be limited to the actual awareness of Leslie Stretch, Bob Corey, Rory Cameron, Cindy Eppard, Michelle Novotny, Amy Ainsworth and Sarika Khanna.

5.7	Each of the Warranties is separate and independent and, unless otherwise expressly provided, the Purchaser shall have a separate claim and right of action in respect of every breach of every Warranty.

5.8	Each Vendor severally undertakes that neither he nor any person claiming under or through him (including any person connected with him) shall:

5.8.1
make any claim against any Group Company or any of their officers or employees (other than any claim by him against any other Vendor under any right of contribution or indemnity to which he is entitled);

5.8.2	enforce any right which he may have; or

5.8.3	raise any defence to any Claim,
in respect of any misrepresentation, inaccuracy or omission (other than one made fraudulently) in or from any information or advice provided by any Group Company or any of their officers or employees for the purpose of assisting the Vendors to give any Warranty, enter into this agreement and/or prepare the Disclosure Letter.

5.9
Notwithstanding any other provision in this agreement but subject to clause 10 and paragraph 1.1 of schedule 6, the Vendors acknowledge and agree that irrespective of which Vendor or Vendors is/are liable for the fact or matter giving rise to a Claim, the entire Holdback Consideration shall be available to the Purchaser in order to reimburse the Purchaser for any amount (the "Claim Amount") which the Purchaser is entitled to recover pursuant to a Claim which is made before the Release Date (as defined in clause 10) and is agreed or determined in the Purchaser’s favour (each being a “Successful Claim”).

5.10
The Purchaser agrees that in the event of a Successful Claim, the Purchaser shall first use such portion of the Holdback Consideration which would otherwise be payable to the Relevant Vendors on the Release Date in accordance with clause 10 (the "Vendor Portion") in order to reimburse the Purchaser for the Claim Amount in respect of such Successful Claim, and the Purchaser shall on the Release Date pay the balance of the Holdback Consideration to the Vendors who were not Relevant Vendors for the purposes of such Successful Claim in the proportions set out in column 4 of part 1 of Schedule 2. In the event that the Vendor Portion is insufficient to reimburse in full the Purchaser for that Claim Amount, the remainder of the Holdback Consideration shall then be available to the Purchaser in order to reimburse the Purchaser for the balance of that Claim Amount.

5.11
Where a Warranty is qualified by a reference (however expressed) to the knowledge or awareness of the Founders, the Founders shall be deemed to know or be aware of anything which is known to any Founder or and, in any such case, anything which would have been known to them (or any of them) had they made all reasonable enquiries, including enquiries of (i) relevant professional advisers; and (ii) David Jennings, but excluding enquiries of any other employee of the Group in relation to the subject matter of such Warranty and excluding the making of any patent searches in any jurisdiction.

5.12
The Purchaser warrants and represents to the Vendors and each of them that it is a wholly-owned subsidiary of the Parent and that as at the date of this Agreement, no person other than the Parent has any rights or has been granted any option or equivalent right to acquire any right to exercise control over the affairs of the Purchaser.

5.13
The Purchaser acknowledges that the Vendors are entering into the agreement in reliance upon the Purchaser’s Warranty which has also been given as a representation and with the intention of inducing the Vendors to agree to sell the Sale Shares to the Purchaser under this Agreement.

6.	LIMITATIONS ON THE LIABILITY OF THE VENDORS

6.1	Except as provided in clause 6.2, the liability of the Vendors in respect of:

6.1.3	any General Warranty Claim or indemnity claim pursuant to clause 8.2 shall be limited as set out in schedule 6; and

6.1.4	any Tax Claim shall be limited as set out in schedule 6 and part 1 of schedule 5 (and where appropriate by specific reference in the provisions of Schedule 6), but where there is any inconsistency between the provisions of schedule 6 and part 1 of schedule 5 and any other provision of this agreement, the latter shall prevail save where the inconsistency in question relates to a Tax Claim, in which case the provisions of such schedule 5 shall apply in priority thereto.

6.2
Nothing in this clause 6, or in schedule 6 or in part 1 of schedule 5 shall operate to exclude or limit any liability of the Relevant Vendors, or any remedy available to the Purchaser in relation to any General Warranty Claim or Tax Claim, that arises or is delayed as a result of the fraud, wilful misstatement or wilful concealment on the part of the Relevant Vendors or any of their respective, agents or advisers acting on the express instructions of the Relevant Vendors.

6.3	The Vendors shall not plead the Limitation Act 1980, nor invite any court to apply the provisions of such Act, in respect of any General Warranty Claim or Tax Claim.

7.	RESTRICTIVE COVENANTS

7.1
Each Vendor severally covenants with the Purchaser that he shall not at any time after Completion other than in the performance of his duties and obligations to the Group, use or procure or cause or (so far as it is able) permit the use of any Restricted Name in connection with any Competing Business.

7.2	Each Founder severally covenants with the Purchaser that he shall not at any time within 2 years after Completion do or say anything which is:

7.2.1	intended to damage the goodwill or reputation of the Business; or

7.2.2
intended to lead any person to cease to do business with any Group Company or any other member of the Purchaser Group in relation to the Business on substantially equivalent terms to those previously offered, or not to engage in business with any Group Company or any other member of the Purchaser Group in relation to the Business.

7.3
Subject as provided in clause 7.4, each Founder severally covenants with the Purchaser that he shall not for 2 years after the Completion Date, either on his own behalf or jointly with or as an officer, employee, adviser, consultant or agent for any other person, directly or indirectly other than in the performance of his duties and obligations to the Group:

7.3.3	be engaged, concerned or interested in carrying on any Competing Business within the United Kingdom or the United States of America;

7.3.4
accept, approach, canvass or solicit the custom of any Customer or any Potential Customer to the detriment of the Business, or use his knowledge of or influence over any Customer or any Potential Customer for the benefit of any person carrying on a Competing Business;

7.3.5
to the detriment of the Business, seek to contract with or engage any person who has been contracted with or engaged to supply or deliver products, goods, materials or services to any Group Company at any time during the period of 12 months ending on the Completion Date;

7.3.6	approach, canvass, solicit, engage or employ any person who is not resigning from such position at Completion and is as at the Completion Date:

7.3.6.1	a director of any Group Company;

7.3.6.2	employed by any Group Company in a sales, marketing, financial, IT, technical or research function or other managerial role; or

7.3.6.3
an employee, officer, consultant, sub‑contractor or agent of any Group Company, with a view to the specific knowledge or skills of such person being used by or for the benefit of any person carrying on a Competing Business.

7.4	The Purchaser agrees that nothing in this clause 7 shall operate to restrict:-

7.4.1	Steven Mountfield or Nicholas Taylor from being engaged, concerned or interested in a Competing Business (a “Relevant Competing Business”); or

7.4.2
A Relevant Competing Business offering to employ or engage any such person as is specified in clause 7.3.4 where such person responds to a recruitment advertisement which is not targeted at that person, provided that such person is not interviewed for the relevant role by the relevant Founder.

7.5	Each of the covenants contained in clauses 7.1, 7.2 and 7.3 shall constitute an entirely separate and independent restriction on each Founder.

7.6	Each Vendor severally undertakes to the Purchaser that he shall at all times:

7.6.4
keep confidential any Confidential Information that (a) is within his knowledge, possession, custody or control at Completion or (b) subsequently becomes within his knowledge, possession, custody or control pursuant to the terms of this agreement; and

7.6.5	use such Confidential Information only for the benefit of the Group; and

7.6.6	use reasonable endeavours to prevent the disclosure or misuse of any such Confidential Information.

7.7	Clause 7.6 shall not apply:

7.7.1	if and to the extent that disclosure of Confidential Information is required by Law or by any Authority or securities exchange;

7.7.2	to Confidential Information that has come into the public domain other than as a result of a breach by the relevant Vendor of clause 7.6; and

7.7.3
to disclosure of Confidential Information by any Vendor to his professional advisers, or to officers, employees or professional advisers of any Group Company or any member of the Purchaser Group, in each case whose province it is to know the same.

7.8	Subject as provided in clause 7.9, SM covenants with the Purchaser that it shall not, either on its own behalf or jointly with or as an agent for any other person, directly or indirectly:

7.8.1
During the period of 12 months following the Completion Date, use Confidential Information for the purpose of canvassing or soliciting the custom of any Customer or any Potential Customer to the detriment of the Business;

7.8.2
During the period of 90 days following the Completion Date, specifically target any Customer or Potential Customer, with the aim of enticing them away from the Group by use of marketing that: (a) refers to the Company; and/or (b) refers to the fact of the Company’s acquisition by the Purchaser as a reason for such person to cease doing business with the Group provided that nothing in this clause 7.8.2 will prohibit SM from marketing by referring to the Company in response to an inquiry from a Customer or Potential Customer asking SM specifically about the Company or its offerings (subject always to clause 7.8.1);

7.8.3
During the period of 24 months following the Completion Date, approach, canvass, solicit, engage or employ any person who is not resigning from such position at Completion and is as at the Completion Date:

7.8.3.1	a director of any Group Company;

7.8.3.2	employed by any Group Company in a sales, marketing, financial, IT, technical or research function or other managerial role; or

7.8.3.3
an employee, officer, consultant, sub‑contractor or agent of any Group Company, with a view to the specific knowledge or skills of such person being used by or for the benefit of any person carrying on a Competing Business provided always that SM shall not be in breach of such restriction if it offers to employ or engage any such person as is specified in clause 7.8.3 where such person responds to a recruitment advertisement which is not targeted at that person, provided that such person is not interviewed for the relevant role by Brent Chuboda, Damon Cronkey or Timothy Maly.

7.9	Nothing in this clause 7 shall prohibit any Vendor from:

7.9.1
holding shares quoted or dealt in on a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) as long as not more than three per cent of the shares of any class of any particular company (other than the Purchaser) is so held; and

7.9.2	in the case of the Continuing Founders only, performing its/his duties as an officer, employee or consultant of any Group Company or any duties it/he may have to any member of the Purchaser Group.

7.10
Each Vendor (having taken legal advice) agrees and acknowledges that the restrictions on him or it contained in this clause 7 are fair and reasonable and necessary to assure to the Purchaser the full value and benefit of the Sale Shares.

8.	INDEMNITIES

8.1	In this clause 8, "Purchaser Indemnified Matters" means:

8.1.3
any guarantees given by, and any other liabilities undertaken by, any Group Company on or before the date of this Agreement in respect of obligations or liabilities of any Vendor (other than liabilities incurred by any Vendor or any individual appointed to the Company’s board of directors by SM in his capacity as a director of any Group Company) or any person (other than any Group Company) connected with any Vendor;

8.1.4
all and any finder's fees, brokerages or other commissions and advisers' fees, costs or expenses that any Group Company has paid, incurred or is liable for in connection with the sale and purchase of the Sale Shares (except to the extent that such fees, costs or expenses have been Disclosed or approved by the Purchaser in writing); and

8.1.5
any breach of Warranty, without giving effect, for the purposes of determining the amount of any Losses, to any qualification or exception relating to materiality or material adverse effect or similar qualification or standard including specified GBP thresholds contained in the wording of the relevant Warranty.

8.2
The Vendors undertake to the Purchaser that subject always as provided in clauses 8.3 and 8.4 and Schedule 6 (Vendor Limitations) they shall, immediately on demand by the Purchaser, pay to the Purchaser an amount equal to their Relevant Proportion of all Losses (expressly excluding any indirect, or consequential loss or damage) which any Group Company incurs or suffers from time to time arising out of or in connection with any Purchaser Indemnified Matters (including all payments, legal and other costs and expenses incurred as a direct consequence of or which would not have arisen but for the Purchaser Indemnified Matters).

8.3	The Purchaser undertakes to take (and to procure that each Group Company takes) all reasonable action to mitigate such Losses as are described in clause 8.2.

8.4
The Purchaser further undertakes not to take any action either with the intention of causing a Loss described in clause 8.2 or in the knowledge that such action would cause a Loss and not be in the best interest of the Company.

8.5
The Vendors’ liability in the event of any Cash Shortfall shall be equal to their Relevant Proportion of the amount of that Cash Shortfall, which shall be deducted by the Purchaser from (and thereby reduce) the Initial Consideration payable to the Vendors in accordance with clause 3.

9.	VENDORS' LIABILITY

9.1
Unless otherwise expressly provided in this agreement, any representation, covenant, undertaking, warranty, indemnity or other obligation given or assumed by more than one Vendor in this agreement is given or assumed on a several basis and, in particular, all covenants, warranties and indemnities given by SM in this agreement are given on a several basis only.

9.2
The Warranties (other than the Fundamental Warranties), Indemnities (other than in relation to a Warranty Claim for breach of the Fundamental Warranties) and Tax Covenant are given by the Founders on a joint and several basis.

9.3
The Purchaser may release or compromise the liability of any Vendor under this agreement or grant any time or other indulgence to any Vendor without affecting or increasing the liability of any other Vendor.

9.4
Where the liability of one or some but not all of the Vendors is or becomes illegal, invalid or unenforceable in any respect, that shall not affect or impact the liabilities of the other Vendors in this agreement.

10.	HOLDBACK

10.1	For the purposes of this clause 10:
“Aggregate Claims Threshold” means £150,000;
“Claim Notice” means a written notice from the Purchaser to the Relevant Vendors to the effect that the Purchaser considers that it has a Claim, which (a) is given in accordance with this agreement (b) gives the Purchaser’s Estimate in relation to the Claim (c) sets out so far as the Purchaser is able all material details and information in relation to the subject matter of the Claim, and (d) attaches so far as the Purchaser is able copies of all material correspondence in relation to the subject matter of that Claim, provided always that the Purchaser shall not be required to (i) disclose any correspondence containing privileged advice given to it in connection with the Claim, as distinct from advice (privileged or otherwise) given to or for the benefit of a Group Company in relation to the subject matter of the Claim or (ii) disclose commercially sensitive information to SurveyMonkey;
“Counsel” means an independent barrister of not less than five years’ standing, appointed by written agreement between the Purchaser and the Relevant Vendors or in default of such agreement by the President for the time being of the Law Society in England & Wales on application of either of them to such person, provided always that no barrister may be instructed unless he agrees to provide an opinion, expressed as a percentage, in relation to the prospects of the success of a Disputed Claim which is referred to him under this clause 10;
“Determined Amount” means, in relation to any Relevant Claim which is Settled, the corresponding amount which is determined or agreed to be payable to the Purchaser (if any) under the terms of Settlement of such Relevant Claim;
“Disputed Claim” has the meaning given in clause 10.5;
“Dispute Notice” has the meaning set out in clause 10.5
“Individual Claims Threshold” means £25,000 in relation to any Claim (other than a Tax Covenant Claim) or Connected Claims;
“Purchaser’s Estimate” means the Purchaser’s genuine pre-estimate of the quantum of the Relevant Claim or Tax Covenant Claim;
“Release Date” means 15 September 2015;
“Relevant Claim” means any Warranty Claim, or Indemnity Claim in respect of which a Claim Notice is given by the Purchaser to the Relevant Vendors before the Release Date;
“Settled” means (in respect of any Relevant Claim or Tax Covenant Claim), that it is:

10.1.3	agreed in writing by the Purchaser to be withdrawn or discontinued; or

10.1.4	settled by written agreement between the Relevant Vendors and the Purchaser, or the subject of a written acknowledgement by the Relevant Vendors that they accept liability in respect of that claim; or

10.1.5
settled by the Purchaser filing a notice of acceptance of an offer made by the Relevant Vendors under Part 36 of the Civil Procedure Rules 1998 or by the Relevant Vendors filing a notice of acceptance of an offer made by the Purchaser under Part 36 of the Civil Procedure Rules 1998; or

10.1.6
the subject of a judgment or order made by a court of competent jurisdiction (or, if a judgment or order is made by such a court for damages to be assessed, the subject of an assessment of those damages); or

10.1.7	the subject of an order for costs being made or an interim or final costs certificate being issued in favour of the Purchaser by a court of competent jurisdiction in respect of that claim; or

10.1.8	in the case of any Taxation Liability under the Tax Covenant, due for payment in accordance with the Tax Covenant; or

10.1.9	in the case of any sum payable in relation to a Cash Shortfall at Completion pursuant to clause 8, the date of agreement or determination of the amount of the Cash Shortfall, and for the purposes of this agreement, “Settlement” shall be construed accordingly. For the avoidance of doubt, a Relevant Claim may be settled between the Founders and the Purchaser but not as between SM and the Purchaser, and vice versa. If a Relevant Claim is Settled as described in this clause then full value will be given for each Settled Relevant Claim individually when calculating the quantum of all Relevant Claims.

10.2	Subject to the following provisions of this clause 10 the Holdback Consideration shall be paid by the Purchaser to the Vendors in the Relevant Proportions in full on the Release Date.

10.3	In the event that one or more Claim Notices shall have been served by the Purchaser on the Relevant Founders before the Release Date then:

10.3.7
the Purchaser shall be entitled to withhold from the Holdback Consideration the aggregate amount of the Purchaser’s Estimates in respect of all Tax Covenant Claims in relation to which a Claim Notice has been given in accordance with this clause 10 before the Release Date ("Tax Withheld Amount") and shall pay in cash to the Vendors in accordance with clause 5.10 an amount equal to the Holdback Consideration less any Tax Withheld Amount; and

10.3.8
if the aggregate amount of the Purchaser's Estimates in respect of all Relevant Claims is less than £150,000, then the Purchaser shall pay the Holdback Consideration less any Tax Withheld Amount in cash to the Vendors in the Relevant Proportions in full on the Release Date; or

10.3.9
if the aggregate amount of the Purchaser's Estimates in respect of all Relevant Claims is greater than £150,000, then the Purchaser shall be entitled to withhold such aggregate amount ("Non-Tax Withheld Amount") together with any Tax Withheld Amount (the Tax Withheld Amount and the Non-Tax Withheld Amount together being the "Withheld Amount") and shall pay to the Vendors in accordance with clause 5.10 an amount equal to the Holdback Consideration less the Withheld Amount.

10.4
On or before the Release Date, if the Relevant Vendors agree in writing that all Relevant Claims and Tax Covenant Claims are valid and agree in writing with the Purchaser's Estimate in respect of all such Relevant Claims and Tax Covenant Claims, or if the Relevant Claims shall have been Settled in favour of the Purchaser by the Release Date, then the Purchaser's obligation to pay the Withheld Amount shall be extinguished and the Holdback Consideration shall be reduced accordingly.

10.5
If the Relevant Vendors do not agree that one or more of the Relevant Claims and/or Tax Covenant Claims are valid Claims and/or if they do not agree with the Purchaser's Estimate in respect of any Relevant Claim and/or Tax Covenant Claim (each such Relevant Claim/Tax Covenant Claim being a "Disputed Claim"), then the Relevant Vendors shall within 15 Business Days following receipt of the corresponding Claim Notice give notice in writing to the Purchaser (a “Dispute Notice”) setting out (i) all material details and information , so far as they are able, as to why they do not agree that any such Relevant Claim/Tax Covenant Claim is a valid claim and/or why they do not agree with the Purchaser's Estimate in respect of such Relevant Claim/Tax Covenant Claim and (ii) attaching (so far as the Relevant Vendors are able) copies of all material correspondence in relation to that Claim save that the Relevant Vendors shall not be required to disclose correspondence containing privileged advice given to it in connection with the Claim. The Purchaser and the Relevant Vendors will then negotiate in good faith to try and agree on whether the Disputed Claim is a valid claim and/or to agree the likely estimate of quantum in respect of such claim.

10.6
In the event that the Purchaser and the Relevant Vendors are not able to agree on the above within 15 Business Days of service of a Dispute Notice, then either the Purchaser or the Relevant Vendors may refer the matter to Counsel and the Relevant Vendors and the Purchaser shall provide Counsel with such information and documentation as he may reasonably request. The Counsel will be appointed jointly by the Purchaser and the Relevant Vendors and will be instructed to provide a written opinion (“Counsel’s Opinion”) addressed to the Purchaser and the Relevant Vendors setting out:

10.6.3	whether, in his opinion the Disputed Claim has at least a 37.5% chance of success; and

10.6.4	his best estimate of the likely quantum which the Purchaser would be awarded against the Relevant Vendors in the event that the Disputed Claim is successful ("Counsel's Estimate"); and

10.6.5	where applicable, his opinion as to whether or not two or more Claims are Connected Claims for the purposes of paragraph 1.2.1 of Schedule 6.
The costs of the Counsel shall be borne as he directs having regard to the position taken by the relevant parties or in the absence of any such direction equally between the Purchaser and the Relevant Vendors. While Counsel’s Opinion shall not prejudice the position of either the Purchaser or the Relevant Vendors in connection with any Disputed Claim, Counsel’s Opinion shall be final and binding on the relevant parties for the purposes of the Purchaser’s right to continue to withhold monies from the Holdback Consideration in accordance with this clause 10.

10.7
In the event that the Counsel does not determine that in his opinion, the Disputed Claim has at least a 37.5% chance of success, the Purchaser's Estimate in respect of such Disputed Claim will be paid in cash by the Purchaser to the Vendors out of the Withheld Amount in the Relevant Proportions in full in accordance with clause 5.10 within five Business Days of the later of:

10.7.1	receipt by the Purchaser and the Relevant Vendors of the Counsel's Opinion; and

10.7.2	the Release Date.

10.8
In the event that the Counsel determines that in his opinion, the Disputed Claim has at least a 37.5% chance of success, but the Counsel’s Estimate is less than the Purchaser's Estimate in respect of such Disputed Claim, then the Purchaser shall pay to the Vendors out of the Withheld Amount in the Relevant Proportions in full in accordance with clause 5.10 a sum in cash equal to the amount by which the Counsel's Estimate is less than the Purchaser's Estimate, within five Business Days of the later of:

10.8.1	receipt by the Purchaser and the Relevant Vendors of the Counsel's Opinion; and

10.8.2	the Release Date.

10.9
If Counsel is instructed to opine on whether two or more Relevant Claims are Connected Claims or whether one or more Relevant Claim comprises two or more Claims which are not Connected Claims then unless he states that in his opinion such Claims are Connected Claims any Claim in respect of which Counsel’s Estimate is below the Individual Claims Threshold shall be excluded for the purposes of calculating the amount if any which the Purchaser may withhold on the Release Date under this clause 10.

10.10
In the event that following receipt of the Counsel’s Opinion, in circumstances where Counsel determines that either a Disputed Claim does not have at least a 37.5% chance of success or that the Purchaser’s Estimate in respect of such claim is greater than the Counsel’s Estimate in relation to that claim then the aggregate of the Purchaser's Estimates (as amended if relevant pursuant to clause 10.8 to use the Counsel’s Estimate instead of the Purchaser’s Estimate in respect of any Disputed Claim) is less than the Aggregate Claims Threshold, then the Purchaser shall pay to the Vendors the total Withheld Amount (or the balance of the Withheld Amount after deducting the Purchaser’s Estimate of any outstanding Tax Covenant Claims notified before the Release Date and any amount previously paid to the Purchaser by way of deduction from the Holdback Consideration in accordance with this clause 10) in accordance with clause 5.10 within five Business Days of the later of:

10.10.1	receipt by the Purchaser and the Relevant Vendors of the Counsel's Opinion; and

10.10.2	the Release Date.

10.11	Once a Disputed Claim is Settled:

10.11.1
in the event that the Disputed Claim is Settled in favour of the Relevant Vendors, then an amount equal to the Counsel's Estimate in respect of such claim will be paid by the Purchaser to the Vendors out of the Withheld Amount in cash in accordance with clause  5.10, within five Business Days of the later of:

10.11.1.1	the date when such Disputed Claim has been Settled; and

10.11.1.2	the Release Date.

10.11.2
in the event that the Disputed Claim is Settled in favour of the Purchaser, but the Determined Amount in relation to the Settled Claim awarded to the Purchaser is less than the Counsel's Estimate in respect of such Disputed Claim, then:

10.11.2.1
the Purchaser shall pay to the Vendors in accordance with clause 5.10 in the Relevant Proportions in full an amount in cash out of the Withheld Amount equal to the difference between the Counsel's Estimate in respect of such Disputed Claim and the Determined Amount in relation to that Disputed Claim, within five Business Days of the later of:

(a)	the date when such Disputed Claim has been Settled; and

(b)	the Release Date;

10.11.2.2
the Determined Amount in relation to such Disputed Claim shall be deducted from the Withheld Amount and the Purchaser's obligation to pay such part of the Withheld Amount shall be extinguished (and the Holdback Consideration shall be reduced) accordingly;

10.11.3
in the event that the Disputed Claim is Settled in favour of the Purchaser for a Determined Amount in excess of the Counsel's Estimate in respect of such Disputed Claim, then an amount equal to the Determined Amount in respect of such Disputed Claim shall be deducted from the Withheld Amount and the Purchaser's obligation to pay such part of the Withheld Amount shall be extinguished (and the Holdback Consideration shall be reduced) accordingly. If the Determined Amount is greater that the Withheld Amount then the Purchasers' obligation to pay the Withheld Amount shall be extinguished and the Relevant Vendors shall pay to the Purchaser any additional amounts due in accordance with the provisions of this Agreement.

10.12	Notwithstanding any other provision of this clause 10, it is acknowledged and agreed that:

10.12.1
the Purchaser may withhold sums from the Holdback Consideration in relation to Relevant Claims which have not been Settled by the Release Date without requiring a Counsel’s Opinion in the case of any Tax Covenant Claim or any Claim under the Indemnities set out at clauses 8.1.1 and 8.1.2 where the quantum of such Claim is below the Individual Threshold; and

10.12.2
the quantum of any Tax Covenant Claim or any Claim under the Indemnities set out at clauses 8.1.1 and 8.1.2 shall not be taken into account for the purposes of calculating whether the aggregate quantum of all Relevant Claims meets the Aggregate Claims Threshold for the purposes of this clause 10.

10.13
For the avoidance of doubt, the Founder’s Representative is authorised by the Founders (under clause 11) to give and receive notices on their behalf under this clause 10. Where the Relevant Vendors comprise both SM and one or more of the Founders, notices under this clause 10 shall be required to be given to and by both the Founders’ Representative and SM.

10.14
The provisions of this clause 10 may be varied by agreement between the Purchaser and the and the Relevant Vendors in relation to any Relevant Claim, without requiring the prior consent of the other Vendors (or the Parent).

11.	FOUNDERS’ REPRESENTATIVE

11.1	Subject to clause 11.5, each Founder irrevocably appoints the Founders’ Representative as his agent:

11.1.1	to conduct, negotiate, compromise, agree and settle any Relevant Acquisition Dispute with the Purchaser on its behalf;

11.1.2	to act on his behalf in relation to any matter which this agreement expressly provides to be agreed or done by the Founders’ Representative.

11.2
Without prejudice to clause 11.1, each Founder irrevocably agrees that any Notice, consent or agreement, election, demand or other action to be given, made or taken by him (whether individually or with others) under or in connection with any Relevant Acquisition Dispute may be given, made or taken on his behalf by the Founders’ Representative.

11.3	Each Founder irrevocably:

11.3.4
(subject to clause 11.5) undertakes to the Purchaser that the Founders’ Representative has and shall retain the authority to bind it in relation to the matters referred to in clauses 11.1 and 11.2 ("Relevant Matters");

11.3.5	agrees that the Purchaser shall be entitled to rely on any Notice or communication in writing provided by the Founders’ Representative in relation to any Relevant Matter as binding on him; and

11.3.6
agrees that any Notice or communication in writing by the Founders’ Representative to the Purchaser in relation to any Relevant Matter shall be deemed (unless the context requires otherwise) to be provided by the Founders’ Representative as agent for all of the Founders.

11.4	Each Founder:

11.4.4
(subject to clause 11.5) irrevocably appoints the Founders’ Representative as its agent to accept service on its behalf of (a) Notices and (b) process in any legal action or proceedings before the courts of England and Wales relating to any Relevant Matter;

11.4.5
irrevocably agrees that any Notice to be given to him in relation to a Relevant Matter is deemed to have been properly given if it is given to the Founders’ Representative in accordance with the provisions of clause 24 (whether or not such Notice is forwarded to or received by such Founder); and

11.4.6	irrevocably agrees that failure by the Founders’ Representative to notify him of the process will not invalidate the legal action or proceedings concerned.

11.5	If, for any reason, the Founders’ Representative ceases to be able to act for the purposes of this clause 11, the Founders shall immediately:

11.5.6	(subject to this clause 11.5) irrevocably appoint a substitute Founders’ Representative with a postal address in the United Kingdom; and

11.5.7	notify the Purchaser of the name, relevant contact (where appropriate) and postal and email addresses of the substitute Founders’ Representative.
Such appointment and notice shall be effective on the fifth Business Day after the date on which the notice given pursuant to clause 11.5.2 is deemed to have been served or delivered in accordance with clause 24.

11.6	If, on any occasion, there is no Founders’ Representative:

11.6.3	the Purchaser shall be entitled to deal with the Founders in relation to Relevant Matters instead;

11.6.4	(except in schedule 1 and in this clause 11.6) references in this agreement to the Founders’ Representative shall be construed accordingly; and

11.6.5
for the purposes of clause 24.3, the relevant contact (where appropriate) and postal and email addresses of the Founders shall be as set out in column (2) of part 1 of schedule 2 or such other postal or e-mail address as may be notified by the Founders to the Purchaser from time to time.

12.	CONFIDENTIALITY AND ANNOUNCEMENTS

12.1
Subject to clause 12.2, no party shall at any time issue any press release, circular or other publicity (nor permit any person connected with it to issue any press release, circular or other publicity) relating to the existence or provisions of this agreement or any other Acquisition Document or the sale and purchase of the Sale Shares.

12.2	Clause 12.1 shall not apply:

12.2.7	to any announcement which it is agreed between the parties will or may be issued in relation to this agreement; or

12.2.8
to any announcement, press release or the form 8-k filing required to be made by the Purchaser to the United States Securities and Exchange Commission in connection with its purchase of the Sale Shares;

12.2.9	if and to the extent that an announcement is required:

12.2.9.3	by Law; or

12.2.9.4
by any Authority or securities exchange to which the relevant party (or person connected with it) is subject or submits, wherever situated, whether or not the requirement for disclosure has the force of law; or

12.2.9.5	to vest the full benefit of this agreement in the relevant party, provided that, in each case, such announcement shall only be made after consultation (so far as reasonably practicable) as to the timing and content of such announcement with the other party; and

12.2.10	if and to the extent that the announcement is expressly required or permitted by this agreement or is otherwise required to vest the full benefit of this agreement in the relevant party; and

12.2.11	if the announcement is made with the prior consent of the other party, such consent not to be unreasonably withheld or delayed.

13.	ASSIGNMENT AND SUCCESSORS

13.1
In this clause 13, any reference to a party's "rights under this agreement" includes all or any benefits or rights of that party under this agreement, including (in the case of the Purchaser) the Warranties (together with any cause of action arising out of or in connection with any Warranty).

13.2
Unless otherwise expressly provided in this agreement, no party may assign, transfer, grant any Encumbrance over, declare any trust over or deal in any way with its rights under this agreement without the prior consent of the other party, such consent not to be unreasonably withheld or delayed.

13.3	If there is an assignment, transfer, grant, declaration or dealing by a party as permitted in accordance with this clause 13:

13.3.8
such party shall, as soon as reasonably practicable, give notice of such dealing to the other party (and it is agreed that, for the purposes of this clause 13, the Purchaser need only notify the Founders’ Representative (in addition to SM) and not each of the Founders). However, and without prejudice to the Vendors' or the Purchaser's rights and remedies in relation to such failure, failure to give such notice shall not affect the validity of such dealing;

13.3.9
the amount of loss or damage recoverable by any assignee or other person entitled to the rights under this agreement pursuant to this clause 13 shall not be greater than the amount of any loss or damage which that party would have been able to recover had (a) such assignment, transfer, grant, declaration or dealing and (b) any related transfer of all or any of the shares of any Group Company or all or any of the assets or undertaking of any Group Company not taken place.

13.4	This agreement shall be binding on and continue for the benefit of the successors, estate and personal representatives and any permitted assignees (as the case may be) of each party.

14.	THIRD PARTY RIGHTS

14.1	In this clause 14:
"Purchaser Group Transferee" means a member of the Purchaser Group (other than the Purchaser and any Group Company) to which a Relevant Transfer has been made; and
"Relevant Transfer" means the transfer of the entire legal and beneficial interest in the Sale Shares.

14.2
The Vendors and the Purchaser agree that any Purchaser Group Transferee shall be entitled to, and may enforce (either on its own or together with the Purchaser and/or any other Purchaser Group Transferee), the benefit and rights of the Purchaser under the following provisions of this agreement as if such Purchaser Group Transferee had been originally named as the Purchaser in this agreement:

14.2.10	clause 2.3 (Title covenants);

14.2.11	clause 5 (Warranties) and schedule (General Warranties);

14.2.12	schedule 5 (Tax); and

14.2.13	clause 8 (Indemnities),
provided that:

14.2.14
any Purchaser Group Transferee which is entitled to make a claim under this clause 14.2 shall be subject to the limitations and exclusions contained in this agreement as if it had been originally named as the Purchaser; and

14.2.15
this clause 14.2 shall not result in the Vendors or any of them being liable to pay damages or other compensation or reimbursement more than once in respect of the same loss, or increase the aggregate amount payable by the Vendors in relation to such loss.

14.3
Those persons named, or which fall within the class of person described, in column (1) of the table below ("Third Parties") may enforce against the parties the benefits and rights given to them under the clause(s) set out against their name or class in column (2), subject to and in accordance with:

14.3.6	the terms of such clause(s); and

14.3.7	(subject to clauses 14.4 and 14.5) the provisions of the Contracts (Rights of Third Parties) Act 1999 ("CRTPA"),
provided that a Third Party shall give written notice to the parties to this agreement confirming its agreement to clause 25 before bringing any legal action or proceedings to enforce any of its benefits or rights under this agreement.

(1) Third party	(2) May enforce clause
Each Group Company	5.8 (No claim against any Group Company in respect of misrepresentation, etc)
Each Group Company	7 (Restrictive covenants)
Purchaser Group Transferee	14.2 (Third party rights)
Those persons identified in clause 18.7	18.4 and 18.7

14.4
Unless otherwise expressly provided in this agreement, no Third Party may assign, transfer, grant any Encumbrance over, declare any trust over or deal in any way with any benefit or right conferred on it by clause 14.3 without the prior consent of each party, such consent not to be unreasonably withheld or delayed.

14.5
The parties to this agreement may, without the consent of any Third Party or any other person, rescind or vary this agreement and agree, settle, waive or compromise any claim or right of action in such a way as to extinguish or alter the benefits or rights conferred by clause 14.3.

14.6
Except as provided in clause 14.3, a person who is not a party to this agreement shall not have any right under the CRTPA to enforce any term of this agreement. This clause does not affect any right or remedy of any person which exists or is available otherwise than pursuant to the CRTPA.

14.7
Without prejudice to clause 14.6, no successor or assignee of either party shall have any right under the CRTPA to enforce any term of this agreement, whether before or following its succession or the assignment to it. The rights of such successor or assignee shall, subject to and following any succession or assignment, be governed by the terms of this agreement.

15.	COSTS AND EXPENSES

15.1
Unless otherwise expressly provided in this agreement, each party shall bear its own costs and expenses incurred in relation to the negotiation, preparation, execution and implementation of the Acquisition Documents.

15.2	The Company shall incur the Option Shares Costs.

16.	PAYMENTS

16.1
Any payment to be made to any Founder under this agreement shall be effected by electronic transfer of immediately available funds to the Founders’ Solicitors Bank Account. The Founders' Solicitors are irrevocably and unconditionally authorised by the Founders to receive any sum paid to them in accordance with this clause 16.1, receipt of such sum in the Founders' Solicitors Bank Account shall be an effective discharge of the Purchaser's obligation to pay such sum, and the Purchaser shall not be concerned to see to the application of it.

16.2
Any payment to be made to SurveyMonkey under this agreement shall be effected by electronic transfer of immediately available funds to SurveyMonkey’s Solicitors Bank Account. SurveyMonkey’s Solicitors are irrevocably and unconditionally authorised by SurveyMonkey to receive any sum paid to it in accordance with this clause 16.2, receipt of such sum in their client account shall be an effective discharge of the Purchaser's obligation to pay such sum, and the Purchaser shall not be concerned to see to the application of it.

16.3
Where this agreement requires a payment to be made on a particular date, any notice to be given pursuant to this agreement must be served or delivered in accordance with clause 24 not less than three Business Days before that date.

16.4
Interest shall be payable by each party to the other (after as well as before judgment or order) on any sum which is not paid by it in accordance with this agreement on the due date for such payment, calculated from the due date until the date such sum is paid in cleared funds, at the rate specified in the Late Payment of Commercial Debts (Interest) Act 1998.

16.5
All sums payable by either party to the other under this agreement shall be paid in full to the other party free and clear of any deductions or withholdings of any kind, except for those required by any law or regulation binding on such party.

16.6
If any deduction or withholding is required to be made by law or regulation binding on that party, that party shall pay that additional amount which is necessary to ensure that the other party receives a net amount equal to the full amount which it would have received if the payment had been made without the deduction or withholding.

16.7

17.	FURTHER ASSURANCE
Without prejudice and in addition to the other provisions of this agreement (whether express or implied by Law), each Vendor shall, from time to time and at his own expense, promptly do (or procure to be done) all such other things and/or execute and deliver (or procure to be executed and delivered) all such other documents as the Purchaser may reasonably require and in a manner or form reasonably satisfactory to the Purchaser to give full effect to, and to secure to the Purchaser the full benefit of the rights and remedies conferred on it by, the Acquisition Documents.

18.	ENTIRE AGREEMENT

18.1
In this clause 18, "Representation" means representation, statement, assurance, covenant, undertaking, warranty, indemnity, guarantee or commitment (whether contractual or otherwise) made or given before the date of this agreement.

18.2
The Acquisition Documents supersede and extinguish all previous agreements, arrangements and understandings between, or Representations given by, the parties relating to the subject matter of the Acquisition Documents (or any of them).

18.3
The Acquisition Documents (as varied in accordance with their terms) constitute the entire agreement and understanding between the parties in respect of the subject matter of the Acquisition Documents (or any of them).

18.4
Each party acknowledges and represents to the other that it has not relied on, or been induced to enter into this agreement or any other Acquisition Document by, any Representation given by any person (whether a party to this agreement or not), other than the Warranties (or any of them) and the Purchaser's Warranty.

18.5
No party shall be liable to the other in equity, contract or tort (including negligence), under the Misrepresentation Act 1967 or in any other way for any Representation that is not expressly set out in this agreement or any other Acquisition Document.

18.6
Except for any Representation which is made fraudulently, no party shall be liable to the other in tort (including negligence) or under the Misrepresentation Act 1967 for any Representation (other than the Purchaser's Warranty) save to the extent repeated in this agreement or in any other Acquisition Document.

18.7
Except in relation to the Purchaser's Warranty, no member of the Purchaser Group (other than the Purchaser), nor any adviser to or funder of the Purchaser or such member, shall be liable to any Vendor (in equity, contract or tort (including negligence), under the Misrepresentation Act 1967 or in any other way) for any Representation.

18.8	This clause 18 shall not exclude or limit any liability arising as a result of any fraud, fraudulent misrepresentations or wilful misstatement, wilful misconduct or wilful concealment.

19.	EFFECT OF COMPLETION
Each provision of this agreement which is not fully performed at Completion (but which remains capable of performance) shall remain in full force and effect despite Completion, and, in particular, the rights and remedies of the Purchaser in respect of any breach of the Warranties and of the Vendors in respect of any breach of the Purchaser Warranty shall not be affected by Completion.

20.	SEVERANCE

20.1
If any provision of this agreement is or becomes illegal, invalid or unenforceable in any respect, that shall not affect or impair the legality, validity or enforceability of any other provision of this agreement.

20.2
If any illegal, invalid or unenforceable provision of this agreement would be legal, valid or enforceable if some part or parts of it were deleted, such provision shall apply with the minimum deletion(s) necessary to make it legal, valid or enforceable.

21.	VARIATION
No variation of this agreement shall be valid unless it is in writing and signed by or on behalf of the Founders (by the Founders’ Representative), SM and the Purchaser.

22.	WAIVER AND CUMULATIVE REMEDIES

22.1
The Purchaser may release or compromise the liability of any Vendor under this agreement or grant any time or other indulgence to any Vendor without affecting the liability of any other Vendor. Where a liability of one or some but not all of the Founders under any obligation which is both joint and several is released or compromised, the remaining Founders shall continue to be severally and jointly liable for that obligation.

22.2
Where a liability of one or some but not all of the Vendors is or becomes illegal, invalid or unenforceable in any respect, that shall not affect or impair or increase the liabilities of the other Vendors under this agreement.

22.3
The rights and remedies of each party under or in respect of this agreement may be waived only by express notice. Any waiver shall apply only to the person to whom it is addressed and in the instance and for the purpose for which it is given.

22.4	Subject to the provisions of schedule 6, no right or remedy under or in respect of this agreement shall be precluded, waived or impaired by:

22.4.1	any failure to exercise or delay in exercising it;

22.4.2	any single or partial exercise of it;

22.4.3	any earlier waiver of it, whether in whole or in part; or

22.4.4	any failure to exercise, delay in exercising, single or partial exercise of or waiver of any other such right or remedy.

22.5
Where the Purchaser waives a right or remedy in relation to one or some but not all of the Vendors, or takes or fails to take or delays in taking any action against one or some but not all of the Vendors, such waiver, action, failure or delay shall not preclude, waive, impair or increase its rights or remedies against the remaining Vendors.

23.	COUNTERPARTS

23.1	This agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

23.2	Each counterpart shall constitute an original of this agreement, but all the counterparts shall together constitute one and the same agreement.

24.	NOTICES

24.1	Any notice or other communication to be given or made to a party under this agreement ("Notice"):

24.1.1	shall be in writing and in English;

24.1.2
shall be sent to the postal or email address and (where appropriate) for the attention of the person specified in clause 24.3 (or such other address or person as each party may notify to the other in accordance with clauses 11.5, or 24.6); and

24.1.2.1	in the case of a Notice to any Founder, to the Founders’ Representative in accordance with clause 24.3; or

24.1.2.2	in the case of a Notice to either SM or the Purchaser, in accordance with clause 24.3, or such other address or person as each party may notify to the other in accordance with clauses 11.5 or 24.6; and

24.1.3	may be served on or delivered to the relevant party:

24.1.3.1	personally or by hand delivery;

24.1.3.2	by prepaid first class or special (or other recorded) delivery post; or

24.1.3.3	subject to clause 24.2, by email.

24.2
When a Notice is served on or delivered to a party ("Recipient") by email, the party serving or delivering the Notice ("Sender") must deliver a copy of such Notice to the Recipient in accordance with the provisions of clauses 24.1.3.1 and 24.4.1 or clauses 24.1.3.2 and 24.4.2 by 5.00pm on the fifth Business Day after the date on which the original Notice is deemed to have been served or delivered in accordance with clause 24.4.3. Failure by the Sender to deliver such copy Notice to the Recipient shall not invalidate the service or delivery of the original Notice (and delay the time of deemed service or delivery under clause 24.4.3).

24.3	The postal and email addresses of the parties for the purposes of clause 24.1.2 are:
Founders:
Founders’ Representative:    David Jackson
Address:            See Schedule 2
Email:                See Schedule 2
with a copy sent to the Founders' Solicitors:
Founders’ Solicitors:        Lewis Silkin LLP
For the attention of:        Simon Entwistle
Address:            5 Chancery Lane, Cliffords Inn, London EC4A 1BL
Email:                simon.entwistle@lewissilkin.com

SurveyMonkey:

SM’s Representative:        SurveyMonkey Inc.

For the attention of:        SVP, Business and Corporate Development

Address:            101 Lytton Avenue, Palo Alto, CA94301 USA

Email:                legal@surveymonkey.com
with a copy sent to SurveyMonkey’s Solicitors:
SurveyMonkey’s Solicitors:        DLA Piper UK LLP
For the attention of:        John Gallon
Address:            Princes Exchange, Princes Square, Leeds LS1 4BY
Email:                john.gallon@dlapiper.com

Purchaser/Parent:

Purchaser's Representative:    Callidus Software Inc.
For the attention of:        Bob Corey, Chief Financial Officer
Address:            6200 Stoneridge Mall Road, Suite 500 Pleasanton, CA 94588
Email:                bcorey@calliduscloud.com

with a copy sent to the Purchaser's Solicitors:
Purchaser’s Solicitor:        Taylor Wessing LLP
For the attention of:            Mark Barron
Address:            5 New Street Square, London EC4A 3TW
Email:                m.barron@taylorwessing.com

24.4	Any Notice which has been served or delivered in accordance with clause 24.1 shall be deemed to have been served or delivered:

24.4.1	if served or delivered personally or by hand, at the time of service or delivery;

24.4.2	if posted, at 10.00 am on the second Business Day after the date of posting unless there is evidence of earlier receipt; or

24.4.3	if sent by email, at the time the email is sent,
provided that if, under clauses 24.4.1 or 24.4.3, any Notice would be deemed to have been served or delivered after 5.00pm on a Business Day and before 9.00am on the next Business Day, such Notice shall be deemed to have been served or delivered at 9.00am on the second of such Business Days.

24.5	In proving service or delivery of a Notice, it shall be sufficient to prove that the party receiving the Notice ("Recipient") has acknowledged the Notice or:

24.5.1	that service or delivery personally or by hand was made;

24.5.2	in the case of posting, that the envelope containing the Notice was properly addressed and posted by prepaid first class or special (or other recorded) delivery post; or

24.5.3
in the case of an email, that the email was properly addressed and sent to the email address of the Recipient for the purposes of clause 24.1.2 (a confirmation setting out each Recipient to whom the email was sent being proof of service).

24.6
Subject to clause 11.5, a party may notify the other party of a change to its name, postal or email address or relevant contact for the purposes of clause 24.1.2. Such notice shall be effective on the fifth Business Day after the date on which such notice is deemed to have been served or delivered in accordance with this clause 24, or such later date as may be specified in the notice.

25.	PARENT’S OBLIGATIONS

25.1
The Parent undertakes to the Continuing Founders that it shall with effect from 28 October 2014 (“Award Date”) award to employees of the Group, as suggested by but not directed by the Continuing Founders, options over a pool of restricted stock units of the common stock of the Purchaser to an aggregate value of $500,000, subject to and in accordance with the terms and conditions of the Purchaser’s stock option plan, on the basis that 50 per cent of such options shall vest on 15 April 2015 and the remaining 50 per cent shall vest on 15 October 2015.

25.2	The Parent hereby, irrevocably and unconditionally:

25.2.1
guarantees to the Vendors the due and punctual performance by the Purchaser of its obligations to pay the Holdback Consideration and any interest thereon in accordance with clause 16.4 in accordance with this agreement (and the Vendors shall accept performance by the Parent as due performance of those obligations (the “Guaranteed Obligations”) and undertakes to pay to the Vendors within seven days of first demand the amount payable by the Purchaser to the Vendors in relation to the Holdback Consideration;

25.2.2
agrees that it shall not in any way be released from liability under this Guarantee by any act, omission, matter or thing which, but for this Guarantee, would reduce, release or prejudice any of its obligations under this Guarantee including (a) any variation, amendment or restatement to the terms of this agreement agreed between the Purchaser and the Vendors, or (b) the Vendors neglecting or failing to perfect or enforce any right or remedy against the Purchaser; or (c) the dissolution, amalgamation, reconstruction, reorganisation, change in status, function, control or ownership, insolvency, liquidation or the appointment of an administrator or receiver of the Purchaser (or any such similar proceedings).

25.3
This Guarantee is a continuing guarantee and accordingly shall remain in full force and effect (notwithstanding any intermediate satisfaction by the Purchaser, the Parent or any other person) until the Guaranteed Obligations shall have been satisfied or performed in full and is not revocable and is in addition to and not in substitution for and shall not merge with any other right or remedy which the Vendors may at any time have in connection with the performance (or non-performance) of the Guaranteed Obligations and may be enforced without first having recourse to any such other right or remedy

25.4
The liability of the Parent under this Guarantee shall not be reduced, discharged or otherwise adversely affected by any act, omission, matter or thing which would have discharged or affected the liability of the Parent had it been a principal obligor instead of a guarantor, or by anything done or omitted by any person which, but for this provision, might operate or exonerate or discharge the Parent or otherwise reduce or extinguish its liability under this Guarantee.

25.5
The Parent irrevocably and unconditionally waives any right it may have to require the Vendors (or any trustee or agent on their behalf) to proceed against or enforce any other right or claim for payment against any person before claiming from the Parent under this Guarantee.

25.6	This Guarantee continues in force until, and shall cease to be enforceable upon, the earliest to occur of:

25.6.1	such time as the Purchaser has fulfilled the Guaranteed Obligations in full; or;

25.6.2	such time as the Holdback Consideration shall have been applied in accordance with this agreement in payment of Settled Claims; or

25.6.3	the Vendors have received from the Parent the whole of the sum, or the balance after any part payment, of any sum demanded by the Vendors in accordance with the terms of this Guarantee.

25.7
By this Guarantee the Parent authorises the Purchaser and the Vendors to make any (however fundamental) addendum or variation to this agreement as they relate to the Guaranteed Obligations, and agrees to guarantee the due and punctual performance of the Guaranteed Obligations as so amended or varied in accordance with the terms of this Guarantee.

25.8
Any release, discharge or settlement between the Guarantor and the Vendors in relation to this Guarantee shall be conditional on no payment to the Vendors by the Purchaser or the Parent being avoided, set aside or ordered to be refunded pursuant to any enactment or law relating to either breach of duty by any person (where such person is or was acting on behalf of the Parent or the Purchaser) or liquidation, administration, protection from creditors generally or insolvency (in relation to either the Parent or the Purchaser.

25.9
If any such payment as described in Clause 25.8 above is avoided, set aside or ordered to be refunded, the Vendors shall be entitled subsequently to enforce this Guarantee against the Parent as if such release, discharge or settlement had not occurred and any such security, disposition or payment had not been made.

25.10
The Parent shall on a full indemnity basis pay to the Vendors on demand the amount of all reasonable direct costs and expenses (including legal and out-of-pocket expenses and any irrecoverable valued added tax on those costs and expenses) which they properly incur in connection with the lawful exercise and enforcement of any rights under or in connection with the enforcement of this Guarantee.

25.11	The Parent warrants to the Vendors that:

25.11.1	it is duly incorporated with limited liability and validly existing under the laws of Delaware;

25.11.2	it has full power under its constitutional documents to enter into this Guarantee;

25.11.3	it has full power to perform the obligations expressed to be assumed by it or contemplated by this Guarantee;

25.11.4	this Guarantee when executed and delivered will constitute a legally binding obligation on it enforceable in accordance with its terms;

25.11.5	all necessary consents and authorisations for the giving and implementation of this Guarantee have been obtained; and

25.11.6
it has not received any notice of any violation of any applicable laws, ordinances, regulations, rules, decrees, awards, permits or orders which may affect its ability to perform its obligations under this Guarantee.

25.12	The Parent may not assign or transfer any of its obligations under this Guarantee without the prior written consent of the Vendors.

26.	GOVERNING LAW, JURISDICTION AND LANGUAGE

26.1	This agreement and any Acquisition Dispute are governed by and shall be construed in accordance with the law of England and Wales.

26.2	Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any Acquisition Dispute.

26.3
Each party irrevocably agrees that the courts of England and Wales are the most appropriate and convenient courts to settle Acquisition Disputes and, accordingly, no party will argue to the contrary. Further, each party irrevocably agrees that a judgment in any legal action or proceedings brought in the courts of England and Wales in relation to an Acquisition Dispute shall (subject to any right of appeal in respect of such judgment) be conclusive and binding on the parties and may be enforced in the courts of any other jurisdiction.

26.4	Each party irrevocably agrees that any process in any legal action or proceedings relating to any Acquisition Dispute may be served on it in accordance with the provisions of clause 24.

26.5	Nothing in this agreement shall affect the right of any party to serve any process in any legal action or proceedings relating to any Acquisition Dispute in any other manner permitted by Law.

SCHEDULE 1:	DEFINITIONS AND INTERPRETATION

1.	Definitions
In this agreement:
"Accounting Standards" means Statements of Standard Accounting Practice, Financial Reporting Standards, Statements of Recommended Practice and abstracts of the Urgent Issues Task Force issued or adopted by the Accounting Standards Board of the Financial Reporting Council Limited, any other requirement of a United Kingdom accounting body having mandatory effect and other generally accepted accounting principles and practices in the United Kingdom;
"Accounts" means the consolidated financial statements as at and for the financial year ended on the Accounts Date of the Company, comprising:

(a)
in addition, in the case of the Company only, the consolidated balance sheet, consolidated profit and loss account, consolidated cashflow statement and statement of total recognised gains and losses of the Company and the Subsidiary prepared in accordance with Accounting Standards; and

(b)	the directors' and auditors' reports on and notes to them;
"Accounts Date" means 31 December 2013;
"Acquisition Dispute" means any dispute or claim arising out of or in connection with this agreement, its subject matter or formation (including any claim under the Guarantee and any non‑contractual dispute or claim);
"Acquisition Documents" means this agreement, the Disclosure Letter, documents in the Agreed Form and any other documents to be delivered on Completion (as set out in schedule 7);
"Activities" means any activity, operation or process, act or omission at any time either (a) carried out or made by or on behalf of any Group Company or (b) for which any Group Company may have any liability;
"Agreed Form", in relation to a document, means the form approved and for identification purposes initialled by (or on behalf of) the Vendors and the Purchaser;
"Anti‑Corruption Laws" means all anti‑bribery and anti‑corruption Laws (including the Bribery Act 2010 and the United States Foreign Corrupt Practices Act 1977);
"Assets" means all assets used or held by any Group Company in connection with its business other than the Property, but including the fixtures at the Property;
"Authority" means any supra‑national, national or sub‑national authority, commission, department, agency, regulator, regulatory body, court, tribunal or arbitrator in any jurisdiction;
"Borrowings" means borrowings or indebtedness in the nature of borrowing of any Group Company (including (a) loans and bank overdrafts; (b) liabilities under acceptances (otherwise than in respect of normal trade bills), acceptance credits, finance or equivalent leases, hire purchase agreements and conditional sale agreements; and (c) amounts raised by other transactions having the commercial effect of borrowing), other than trade credit arising in the ordinary and usual course of any Group Company's business;

"Business" means any business carried on by the Group Companies as at the Completion Date;
"Business Day" means a day other than a Saturday or Sunday, or a day which is a bank or public holiday in England;
"Business Intermediary" means any partner, agent, sales agent, commission agent, distributor, reseller, consultant or representative of a Group Company, or any other third party with whom a Group Company transacts or has transacted business that, in each case, is or was authorised to act in any way on its behalf;
"Cash Balance" means the aggregate of all cash held in the Group Companies bank accounts as at 4pm GMT on 15 September 2014 (and for the purposes of calculating this amount, any cash held in a US$ denominated bank account shall be the equivalent amount in GBP£ based on the USD$ /GBP£ exchange rate published on www.oanda.com at that time);
“Cash Shortfall” means the amount (if any) by which the Cash Balance at is less than £1,000,000;
"Claim" means a Warranty Claim, Tax Covenant Claim or a claim under the Indemnities;
"Claim Amount" has the meaning given to it in clause 5.9;
"Competing Business" means any business which competes with or is likely to compete with the Business;
"Competition Laws" means all competition, state aid, anti‑trust or anti‑restrictive trade practice or merger control Laws (including Articles 101, 102 and 106 to 109 of the Treaty on the Functioning of the European Union, sections 2 and 18 of the Competition Act 1998, section 188 of the Enterprise Act 2002 and Council Regulation 139/2004/EC on the control of concentrations between undertakings);
"Completion" means completion of the sale and purchase of the Sale Shares in accordance with this agreement;
"Completion Date" means the date of this agreement;
"Computer Systems" means any computer systems owned, used, leased or licensed by or to, or for the benefit of, any Group Company (including computer hardware and peripherals, telecommunications and network equipment and infrastructure and any operating systems for them), and any other information technology related plant and equipment;
"Computer Systems Contracts" means all Contracts relating to the Computer Systems or the Software (including leasing, hiring, hire purchase, licensing, maintenance, support, services, deposit and escrow agreements, and any similar agreements or arrangements);
"Computer Systems Data" means any information technology related documentation, documentation supporting any Software (including system documentation, notes and flowcharts) and all data and information entered into, held or stored on or transmitted by the Computer Systems or created by any Group Company using the Computer Systems, whether or not that data or information is Confidential Information;
“Connected Claims” means, for the purposes of calculating the quantum of any Claims which are subject to the threshold requirements set out in paragraph 1.2.1 of Schedule 6, two or more individual Claims which arise out of the same or substantially the same fact, event or circumstances;
"Confidential Information" means all and any information which is not in the public domain and which relates to the business, trading or financial or other affairs of any Group Company (including information relating to the products or services, processes and operations of any Group Company, its customer, client and supplier lists, price lists, contractual arrangements, market opportunities, plans and intentions, developments, data, results, inventions (whether patentable or not), know‑how, trade secrets, forecasts, analyses, evaluations, research methodologies, technical or business information, personnel information and other matters concerning the business, trading or financial or other affairs of, or relating to, any Group Company or its customers, clients or other persons having dealings with it), whether such information is oral, in writing, electronic or other form, whether tangible or otherwise or marked in writing as "confidential", and all and any information which has been or may be derived or obtained from any such information;
"Consideration" means the consideration for the Sale Shares set out in clause 3;
“Continuing Founders” means each of David Jackson, Andrew Chapman and Andrew Walker;
"Contract" means any agreement, arrangement or obligation to which any Group Company is a party or subject and under which such Group Company or any other person has a continuing right, obligation or liability, including the Computer Systems Contracts, the IP Licences In and any IP Licences Out, but excluding (a) the contracts of employment of the employees and (b) the Policies;
"CTA 2010" means the Corporation Tax Act 2010;
"Customer" means any person who at any time during the period of 12 months ending on the Completion Date was a customer or client of any Group Company;
"Data Protection Laws" means all Laws relating to processing of personal data and privacy (including the Data Protection Act 1998, the EU Data Protection Directive (95/46/EC), the Regulation of Investigatory Powers Act 2000, the Telecommunications (Lawful Business Practice) (Interception of Communications) Regulations 2000, the Electronic Communications Data Protection Directive (2002/58/EC) and the Privacy and Electronic Communications (EC Directive) Regulations 2003), and (where applicable) the guidance and codes of practice issued by any data protection Authorities from time to time;
"Developer Software" means the software licensed to a Group Company under the Developer Software Licences;
"Developer Software Licences" means the licences set out in Appendix 1;
"Disclosed" means:

(a)	for the purposes of schedule and part 2 of schedule 5, fairly disclosed to the Purchaser in or by the Disclosure Letter; and

(b)
otherwise, fairly disclosed to the Purchaser in or by the Disclosure Letter, with sufficient clarity and detail to identify clearly and with reasonable accuracy the nature, scope and effect of the matter or thing disclosed;

"Disclosed Schemes" means:

(a)	the personal pension plan (in respect of Ian Connor) operated by Aegon;

(b)	the personal pension plan in respect of Debbie Beck;

(c)	the personal pension plan in respect of Andrew Chapman;

(d)	the personal pension plan in respect of Daniel Curtis;

(e)	the personal pension plan in respect of Mary Flynn;

(f)	the personal pension plan in respect of Oliver Taylor;

(g)	the personal pension plan in respect of Neil Woodward; and

(h)	the 401K defined constitutional plan operated by Benefit Planning Inc;
"Disclosure Letter" means the letter of the same date as this agreement from the Vendors to the Purchaser relating to the Warranties, together with all of the documents annexed to it or described as being included in the “Disclosure Bundle” as defined in that letter;
"Dispute" means any dispute or civil, criminal, regulatory or administrative action, claim, proceeding, suit, investigation, arbitration or any form of alternative dispute resolution or any other proceeding or hearing whatsoever;
"EMI Options" means certain options granted as qualifying enterprise management options or in the case of US employees non-qualifying enterprise management options as set out in part 2 of schedule 2;
"Encumbrance" means any mortgage, charge, pledge, lien, deposit by way of security, bill of sale, option, assignment (contingent or otherwise), right to acquire, right of pre‑emption or agreement for or obligation as to any of the same, or any other form of right, interest, security, encumbrance or equity of any nature in favour of a third party;
"Environment" means all and any living organisms or ecosystems (including man, flora and fauna), the media of air (including air within buildings, other man‑made structures and natural structures above or below ground), water (including controlled waters as defined in section 104(1) of the Water Resources Act 1991 and water within drains and sewers) and land (including buildings and other man‑made structures above or below ground);
"Environmental Consents" means all licences, certificates, consents, exemptions, permits, registrations, authorisations, permissions, approvals, orders, filings, reporting or notice requirements and any related agreement required under any Environmental Laws;
"Environmental Laws" means all Laws, notices, regulatory codes of practice, circulars, guidance notes and equivalent controls which:

(a)	have as a purpose or effect the protection of, or prevention of harm to, human health or the Environment;

(b)	relate to health and safety or compensation for harm; or

(c)	relate to the generation, transportation, storage, treatment, use or disposal of any Hazardous Substance;
“Exercise Documents” means the agreed form documents pursuant to which the Optionholders will exercise their Options (being Options which have not lapsed or otherwise been waived) immediately prior to and with effect from Completion and pursuant to which the Optionholders will, inter alia, instruct the Purchaser to pay to the Company the consideration for the Option Shares;
“Founders” means the five individual Vendors (and reference to a “Founder” is to any of them);
"Founders’ Representative" means David Jackson (or such other person as may be appointed by the Vendors in accordance with clause 11.5);
"Founders’ Solicitors" means Lewis Silkin LLP of 5 Chancery Lane, Clifford's Inn, London EC4A 1BL;
"Founders' Solicitors Bank Account" means the client bank account of the Founders’ Solicitors with account name Lewis Silkin LLP Client Account at Barclays Bank plc, Professional Practices, Level 26, 1 Churchill Place, Canary Wharf, London E14 5HP with sort code 20-65-82, account number 80823627 and Swift Code BARCGB22;
“Fundamental Warranties” means the General Warranties set out at paragraphs 1 and 2.1 to 2.5 inclusive of Part 1 of Schedule 4;
"General Warranties" means the representations and warranties given by the Vendors in clause 5.1 and schedule 4, other than the Tax Warranties;
"General Warranty Claim" means any claim, whether in contract or otherwise, in relation to the General Warranties;
“Grantor” means the Vendor (or Vendors) who or which has or have granted the Options to the Optionholders;
"Group " and "Group Companies" means the Company and the Subsidiary, and "Group Company" means any of them;
“Guarantee” means the guarantee given by the Parent to the Vendors in clause 25;
"Hazardous Substance" means any natural or artificial substance or thing (whether solid, liquid or a gas), noise, ion, vapour, electromagnetic charge or radiation, whether alone or in combination, which:

(a)	is capable of causing harm to or having a deleterious effect on the Environment;

(b)	is capable of being a nuisance;

(c)	is a controlled, special, hazardous, polluting, toxic or dangerous substance or waste; or

(d)	restricts or makes more costly the use, development, ownership or occupation of the Property;

"Holdback Consideration" has the meaning given to it in clause 3.1.3;
"Indemnity Claim" means any claim in relation to a breach of any of the Indemnities;
"Indemnities" means the indemnities given by the Vendors in clause 8;
"Insolvency Event" means, in relation to a person, any of the following:

(a)	the existence of circumstances by which it may be deemed to be, or otherwise declare itself to be, insolvent or unable to pay its debts as they fall due;

(b)	the cessation or suspension of the payment of all, or a particular class of, its creditors or a threat to do so;

(c)
the taking of any formal or informal steps with a view to the deferral, rescheduling or other readjustment of all, or a particular class of, its creditors, or the taking of any formal steps to make a general assignment or arrangement or composition with or for the benefit of the relevant creditors;

(d)
any form of liquidation, receivership, administrative receivership, administration, arrangement or scheme with creditors, moratorium, stay or limitation of creditors' rights, interim or provisional supervision by the court or by persons appointed by the court (or any equivalent or similar procedure under the Laws of any jurisdiction in which the relevant person is incorporated, registered, domiciled or resident or carries on business or has assets) being commenced or otherwise in place or under way in relation to it, whether in or out of court;

(e)	any distress, execution or other process being levied against any of its assets which has not been satisfied in full; or

(f)	any other insolvency proceeding or proceedings analogous to those in (c) to (e) above, in any jurisdiction;
"IP" means:

(a)
patents, rights in inventions, rights in confidential information, know‑how, and trade secrets, copyright and related rights, moral rights, registered designs, design rights, database rights, semiconductor topography rights, trademarks and service marks, trade names, business names, brand names, get‑up, logos, domain names and URLs, rights in unfair competition, goodwill and rights to sue for passing‑off and any other intellectual property rights (in each case, whether or not registered, and including all applications to register and rights to apply to register any of them and renewals or extensions of such rights and all rights to sue for any past or present infringement of them); and

(b)	all rights or forms of protection having equivalent or similar effect which subsist now or in the future in any jurisdiction;
"IP Licences In" means all subsisting licences, permissions or other contractual rights (whether in writing or otherwise) granting the any Group Company rights to use IP owned by another person;

"IP Licences Out" means all subsisting licences, permissions or other contractual rights (whether in writing or otherwise) by which any Group Company grants third parties rights to use any IP;
"Judgment" means any judgment, order, decree, award, demand, ruling, injunction or decision from any Authority;
"Leases" means the leases (which expression includes underleases and licences) under which the Property is held, occupied or used by the Company;
"Licences" means licences, certificates, consents, exemptions, permits, registrations, authorisations, permissions and approvals;
"Licensed‑In IP" means IP which is the subject of the IP Licences In;
"Losses" means any and all losses, damages, deficiencies, costs, expenses (including but not limited to, interest, penalties and reasonable lawyers, accountants' and other professional fees and disbursements in each case, to the extent properly incurred) payments to avoid penalties (whether in settlement or otherwise) taxes, charges and assessments, sustained, suffered or incurred whether or not involving any assertion of liability by a third party;
"Management Accounts" means the unaudited consolidated financial statements of the Group as at the Management Accounts Date in the form attached to the Disclosure Letter;
"Management Accounts Date" means 31 July 2014;
"Material Customer" means any customer of any Group Company which (together with its connected persons) in the financial year ended on the Accounts Date accounted for, or in the financial year in which Completion occurs is likely to account for, such Group Company revenue in excess of £15,000;
"Material Supplier" means any supplier to any Group Company which either (a) (together with its connected persons) in the financial year ended on the Accounts Date accounted for, or in the current financial year is likely to account for, such Group Company expenditure in excess of £15,000; or (b) cannot readily be replaced without material disruption, interruption or cost to the Group as a whole;
"Nominee Direction" means the direction to be given to the relevant Grantor by the relevant Optionholder at Completion relating to the transfer of the legal title to the relevant Option Shares (as nominee on behalf of the Optionholder) to the Purchaser;
"Notice" has the meaning given to it in clause 24.1;
"Open Source Software" means software, firmware or middleware which contains code that meets the Open Source Definition (as such term is defined by the Open Source Initiative) or otherwise require, as a condition of the use, modification or distribution of such code, that other software incorporated into, derived from, or distributed with such code: (a) be disclosed or distributed in source code form; (b) be licensed under terms that permit making derivative works; and/or (c) be re-distributable at no charge to subsequent licensees;
"Option Shares Costs" means the fees incurred with the Founders' Solicitors by the Company in connection with advice given to the Company in relation to the exercise of the Option Shares,

up to a maximum amount of £10,000 plus VAT, together with social security costs or employment taxes payable by the Subsidiary in connection with the sale of the Option Shares by those Optionholders which are its employees;.
"Options" the respective rights to purchase Ordinary Shares from the Grantors granted to each Optionholder under the EMI Options;
"Optionholder Sale Agreement" means an agreement between the Purchaser and each Optionholder under which the Optionholder agrees to sell to the Purchaser the beneficial interest in such Optionholder's Option Shares and to execute the Nominee Direction;
"Optionholders" means those persons set out in part 2 of schedule 2;
"Option Shares" means the Ordinary Shares which are the subject of the Options;
"Ordinary Share" means the ordinary shares (of either class) of £0.0002 each in the capital of the Company;
"Owned IP" means all IP owned by any Group Company;
"Policies" means all insurance policies in respect of which any Group Company has an interest (including any active historic policies which provide cover on an occurrence basis);
"Potential Customer" means any person who at any time during the period of 12 months ending on the Completion Date was negotiating with the Vendors or any Group Company with a view to that person becoming a customer or client of any Group Company;
"Previous Accounts" means the financial statements of the Company as at and for the three consecutive financial years ended on 31 December 2013, each comprising:

(a)	the consolidated balance sheet, consolidated profit and loss account, consolidated cashflow statement and statement of total recognised gains and losses of the Company and the Subsidiary; and

(b)	the directors' reports on and notes to them;
"Property" means all and any part or parts of the licensed property detailed in part 4 of schedule 3;
"Property Licence" means the licence of the Property detailed in part 4 of Schedule 3;
"Proprietary Software" means the specifically developed applications known as "Clicktools" and "Syncfrog" respectively and any other software that a Group Company licences (or has previously licensed) on a commercial basis to end users and any other such software products currently in development;
"Purchaser Group" means the Purchaser, the Parent and any undertaking which, in relation to the Purchaser and/or the Parent, is a subsidiary undertaking for the time being (and references to a "member of the Purchaser Group" shall be construed accordingly);
"Purchaser's Solicitors" means Taylor Wessing LLP of 5 New Street Square, London EC4A 3TW;

"Purchaser's Warranty" means the warranty and representations given by the Purchaser in clauses 5.6 and 5.12;
"Release Date" has the meaning given to it in clause 10;
"Relevant Acquisition Dispute" means any Acquisition Dispute in connection with the Warranties, the Indemnities, the Tax Covenant or the Guarantee;
"Relevant Group Company" in relation to a part of the Property means that Group Company which (in the case of Property) is set out in part 4 of schedule  as its licensee;
“Relevant Vendors” means that Vendor or those Vendors against whom the Purchaser may have a Warranty Claim, Tax Covenant Claim or Indemnity Claim, as the context of such claim requires and "Relevant Vendor" shall be construed accordingly;
“Relevant Proportion” means either (a) in relation to all Vendors, in the same proportion as their respective entitlement to the Consideration (expressed as a percentage) set out in schedule 2 or (b) in relation to the Relevant Vendors, in the same proportion as the respective entitlements of those Vendors to the aggregate Consideration received by those Vendors;
"Restricted Name" means:

(a)	any name or names identical or similar to or including the words "clicktools" or any colourable imitation of such word;

(b)	any trade or service mark, business or domain name, design, logo, or any other get‑up or sign used by any Group Company in the course of the business (other than anything used by it under Licence);
"Sale Shares" means all of the issued share capital of the Company as at Completion comprising (i) the Ordinary Shares held the Vendors as set out opposite each Vendor's name in part 1 of schedule 2 and (ii) the Ordinary Shares held by the Vendors as nominee for the Optionholders as set out opposite each Vendor's name in part 2 of schedule 2;
"Software" means all software, firmware and middleware, whether source code or object code, used by any Group Company;
"Stakeholder Scheme" has the meaning ascribed to it in the definition of Disclosed Schemes;
"Subsidiary" means Clicktools, Inc, the subsidiary undertaking of the Company, further information relating to which is set out in part 2 of schedule 3;
“SurveyMonkey” or “SM” means SurveyMonkey Spain, S.L.;
“SurveyMonkey’s Solicitors” means DLA Piper UK LLP of Princes Exchange, Princes Square Leeds LS1 4BY;
"SM’s Solicitors Bank Account" means the bank account of SurveyMonkey’s Solicitors with account name DLA Piper UK LLP Solicitors Client Account at National Westminster Bank plc, Park Row, Leeds LS1 1QS, sort code 60-60-05, account number 86467654, swift code NWBKGB2L;
"Tax" has the meaning given to it in part 1 of schedule 5;

"Tax Authority" has the meaning given to it in part 1 of schedule 5;
"Tax Claim" means any Tax Covenant Claim and any Tax Warranty Claim;
"Tax Covenant" means the covenant set out in paragraph 2 of part 1 of schedule 5;
“Tax Covenant Claim” means any claim under the Tax Covenant;
"Tax Warranties" means the representations and warranties given by the Vendors in relation to Tax contained in part 2 of schedule 5;
"Tax Warranty Claim" means any claim, whether in contract or otherwise, in relation to a breach of the Tax Warranties;
"Third Parties" has the meaning given to it in clause 14.3, and "Third Party" means any of the Third Parties;
"Vendor Portion" has the meaning given to it in clause 5.10;
"Virus" means any virus or bug which adversely affects software, firmware or middleware (including logic bombs, worms, trap doors, Trojan horses or other similar destructive programs or codes);
"Vulnerable Transaction" means any transaction or arrangement which is capable of being set aside, stayed, reversed or rescinded, avoided or otherwise affected in whole or in part under any Laws (including the Insolvency Act 1986 and any equivalent or similar Laws);
"Warranties" means the General Warranties and the Tax Warranties and "Warranty" shall mean any of them; and
"Warranty Claim" means any claim in relation to a breach of any of the Warranties, including any claim under the Warranty Indemnity;
“Warranty Indemnity” means the Indemnity given by the Vendors in relation to a breach of the Warranties, in accordance with clause 8.

2.	Interpretation

2.1	In this agreement (unless the context requires otherwise):

2.1.1
the terms "company", "body corporate", "subsidiary", "holding company", "undertaking", "subsidiary undertaking", "parent undertaking", "debenture", "paid up" and "officer" have the meanings given to them in the Companies Act 2006; but, for the purposes of section 1159(1) of the Companies Act 2006, a company shall be treated as a member of another company if any shares in that other company are registered in the name of either (a) a person by way of security (where the company has provided the security) or (b) a person as nominee for the company;

2.1.2	the term "employee" includes:

2.1.2.1	any director or other officer of any Group Company; and

2.1.2.2
any individual who works or performs services under a contract of employment with any Group Company or any other contract, whether express or implied, under which the individual undertakes to do or perform personally any work or services for such Group Company (unless, by virtue of such a contract, such Group Company's status is that of client or customer of a profession or business undertaking carried on by that individual), and the terms "contract of employment" and "terms of employment" shall be construed to include such a contract for personal services;

2.1.3
the term "group" means a parent undertaking and its subsidiary undertakings, in relation to a body corporate, means the body corporate, any other body corporate which is its holding company or subsidiary, and any other body corporate which is a subsidiary of that holding company;

2.1.4	a person shall be deemed to be connected with another if that person is so connected within the meaning of section 1122 CTA 2010; and

2.1.5	"including", "includes" or "in particular" means including, includes or in particular without limitation.

2.2	In this agreement (unless the context requires otherwise), any reference to:

2.2.1	any party comprising more than one person includes each person constituting that party;

2.2.2
any gender includes all genders, the singular includes the plural (and vice versa), and persons includes individuals, bodies corporate, unincorporated associations, partnerships and Authorities (whether or not any of them have a separate legal personality);

2.2.3	any professional firm or company includes any firm or company effectively succeeding to the whole, or substantially the whole, of its practice or business;

2.2.4	any time of day or date is to that time or date in the United Kingdom;

2.2.5	"Law" or "Laws" includes all applicable:

2.2.5.1
laws (whether civil, criminal or administrative), common laws or civil codes, statutes, subordinate legislation, treaties, regulations, directives and bye‑laws in any jurisdiction, in each case for the time being in force (whether before, on or after the date of this agreement, except to the extent that any Law made after the date of this agreement would increase or extend the liability of any party under the Warranties)); and

2.2.5.2	binding Judgments;

2.2.6	a specific Law or provision of a Law includes:

2.2.6.1	that Law or provision as amended or re‑enacted;

2.2.6.2	any Law which that Law or provision re‑enacts (with or without modification); and

2.2.6.3	any Law made under it,
in each case for the time being in force (whether before, on or after the date of this agreement, except to the extent that any amendment, re‑enactment or Law made after the date of this agreement would increase or extend the liability of any party under the Warranties); and

2.2.7	writing or written includes any method of representing or reproducing words in a legible form.

2.3	In this agreement (unless the context requires otherwise), any reference:

2.3.1	to a clause or schedule is to a clause of or schedule to this agreement;

2.3.2	to a part or paragraph is to a part or paragraph of a schedule to this agreement;

2.3.3	within a schedule to a part is to a part of that schedule; and

2.3.4	within a part of a schedule to a paragraph is to a paragraph of that part of that schedule.

2.4	The contents list, headings and any descriptive notes are for ease of reference only and shall not affect the construction or interpretation of this agreement.

SCHEDULE 2:

SCHEDULE 3:	THE VENDORS, THE OPTIONHOLDERS, THE SHARES AND THE CONSIDERATION
Part 1:    The Vendors

(1) Name	(2) Address, email	(3) Number of Sale Shares	(4) Relevant Proportions
David Jackson	Address: 12 Bramdown Heights Basingstoke, Hampshire RG22 4UB Email: david.jackson@clicktools.com	372,110	11.9625%
Andrew Chapman	Address: 33 The Grove Christchurch, Dorset BH23 2EY Email: chapmanaman@gmail.com	372,110	11.9625%
Andrew Walker	Address: Flat 1, 4 Browning Avenue Bournemouth BH5 1NN Email: boxajw@gmail.com	372,110	11.9625%
Nicholas Taylor	Address: Flat 18, 16 St Winifred’s Road Bournemouth BH2 6NZ Email: taylornj21@gmail.com	372,110	11.9625%

Steven Mountfield	Address: 4 Caelian Place, St Stephen’s Avenue St Albans, Hertfordshire AL3 4FD Email: steve.mountfield@gmail.com	61,864	1.99%
SurveyMonkey Spain, S.L.	Address: Po de la Castellana no 35, 2a planta, 28046 Madrid, Spain Email: legal@surveymonkey.com	1,560,246	50.16%

Part 2:    The Optionholders

Name of Optionholder	Number of A Shares to be transferred by David Jackson	Number of A Shares to be transferred by Andrew Walker	Number of A Shares to be transferred by Andrew Chapman	Number of A Shares to be transferred by Nicholas Taylor	Number of A Shares to be transferred by Steven Mountfield	Number of B Shares to be transferred by Survey Monkey	Total consideration (£)
Ian Connor	2,018					482	£8,019.00
Vicki Chamberlain	500						£1,603.80
Mary Flynn	1,518					482	£6,415.20
Jamie Bosworth	759					241	£3,207.60
Andy Walton	1,768					482	£7,217.10
Graham Eveleigh	277	1,112				361	£5,613.30
Daniel Curtis		1,518				482	£6,415.20
Sophie Jenkins		389				361	£2,405.70
Oliver Taylor		518				482	£3,207.60
Guillem Segura		389				361	£2,405.70
Ajish Ulahannan		259				241	£1,603.80
Debbie Beck		389				361	£2,405.70
Phil Wetherby		259				241	£1,603.80
Eve Anonich		1,000					£3,207.60
Staci Steadman		1,000					See total in row below
Staci Steadman		7	382			361	£5,613.30

Heather Figurski			1,389			361	£5,613.30
Crystal Graham			1,518			482	£6,415.20
Kevin Hoyle			1,250				£4,009.50
David Sims			1,259			241	£4,811.40
KC Dekorte			1,042	347		361	£5,613.30
Neil Jones				1,889		361	£7,217.10
Ryan Andrew				1,889		361	£7,217.10
Samantha Lang				759		241	£3,207.60
Trent Morue				889		361	£4,009.50
JP Cardosi				389		361	£2,405.70
Lorna Dyer				518		482	£3,207.60
Stephen Llana				160	229	361	£2,405.70
A Greiser					259	241	£1,603.80
M Lidster					389	361	£2,405.70
A Shirley					259	241	£1,604.90
TOTAL	6,840	6,840	6,840	6,840	1,136	9,754	£122,690.70

SCHEDULE 4: WARRANTED INFORMATION
Part 1:    The Company

Company name:	Clicktools Limited
Registered number:	4027508
Date of incorporation:	5 July 2000
Place of incorporation:	England and Wales
Registered office:	Suite 7, Branksome Business Park, Bourne Valley Road, Poole, Dorset BH12 1ED
Issued share capital:	Class:	Number of shares:	Amount paid up:
	Ordinary Shares of £0.0002 each		£
Full names of directors:	(1) Andrew Chapman (2) David Jackson (3) Andrew Walker (4) Steven Mountfield (5) Timothy Maly (6) Damon Cronkey
Full name of secretary:	David Jackson
Accounting reference date:	31 December
Charges:
VAT number:	760556817

Part 2:    The Subsidiary

Company name:	Clicktools, Inc.
Registered number:	NV20091164205
Date of incorporation:	22 May 2009
Place of incorporation:	State of Nevada, USA
Registered office:	InCorp Services, Inc. 2380 Corporate Circle, Suite 400 Henderson, NV 89074-7772 United States of America
Issued share capital:	Class:	Number of shares:	Amount paid up:
	Common	100	US$1.00 total
Limit in articles on number of shares that may be allotted:	1,500
Full names of directors:	(1) David Jackson (2) Andrew Walker
Secretary:	David Jackson
Shareholder:	Name and address	Number and class of shares
	Clicktools Limited Suite 7, Branksome Business Park, Bourne Valley Road, Poole, Dorset BH12 1ED	100 common
Accounting reference date:	Calendar year (1 January to 31 December)
Auditors:	Grant Thornton LLC

Part 3:    Registered Owned IP

3.	Trade marks

Owner:	Clicktools Ltd
Mark:	Web 2 Manything
Classes and specification summaries:	9. Computer software to integrate information collected on a web form with Customer Relationship Management (CRM)
Country/countries of registration:	U.K.
Registered number:	2527752
Registration date:	2 October 2010
Expiry date:	1 October 2020
Products on which mark is used:	All Clicktools products
Associated marks:	None

4.	Domain names

URL:	clicktools.com
Registrant:	Clicktools Limited
Registrar:	Register.com Inc
Renewal date:	23 March 2016
Registration status:	Registered until renewal date
URL:	syncfrog.com
Registrant:	Clicktools Limited
Registrar:	Godaddy
Renewal date:	26 June 2018
Registration status:	Registered until renewal date

Part 4:    Property

Description of property:
The whole of Suite 7, Branksome Park House, Branksome Business Park, Bourne Valley Road, Poole, Dorset plus the benefit of 4 car parking spaces as detailed in the licence dated 12 December 2008 between (1) Ankers and Rawlings Developments Ltd and (2) the Company

Date of licence:	13 June 2014
Licence term:	12 months
Current owner:	Ankers and Rawlings Developments Ltd
Current annual fee:	£

Description of property:	The whole of Suite 235, 1661 East Camelback Road, Phoenix AZ85016, USA as detailed in the lease signed 14 May 2012 between (1) 1661 Camelback Ltd and (2) the Company
Date of lease:	14 May 2012
Licence term:	39 months effective from 1 June 2012
Current owner:	Merced Restart Phoenix Investors I LLC
Current annual fee:	Months 1-3 $0 per month Months 4-15 $2903.60 per month Months 16-27 $2985.40 per month Months 28-39 $3067.19 per month Security deposit = $3067.19

SCHEDULE 5:	GENERAL WARRANTIES
Part 1:    Ownership and Vendor matters

1.	Capacity

1.1
Each Vendor has the right, power and authority and all necessary consents and authorisations to enter into and perform their obligations under the Acquisition Documents to be entered into by them. The Vendors' obligations under the Acquisition Documents to be entered into by each of them are, or when executed will be, enforceable in accordance with their respective terms.

1.2	The entry into, and performance of their obligations under, the Acquisition Documents by the Vendors will not breach:

1.2.6	any agreement or instrument to which any Vendor is a party or by which it is bound; or

1.2.7	any Judgment to which any Vendor is subject or bound.

2.	Ownership of Sale Shares

2.5
Each Vendor is the sole legal and beneficial owner of those Sale Shares set opposite his name in schedule 2. There is no Encumbrance affecting the Sale Shares held by the relevant Vendor, nor any agreement to create any, and no person has claimed to be entitled to any of such things.

2.6	None of the Sale Shares held by the relevant Vendor have been, nor do they represent assets which were, the subject of a Vulnerable Transaction.

2.7	None of the Sale Shares held by the relevant Vendor were subscribed for or purchased by him with funds derived from the proceeds of crime.

2.8
There are no existing or threatened Disputes affecting any of the Sale Shares held by the relevant Vendor or that Vendor's ownership or entitlement to dispose of any of them. As far as the Vendors are aware in relation to the Shares held by him, there are no circumstances which are likely to give rise to any such Disputes.

2.9
Other than this agreement, there is no agreement, arrangement or obligation requiring the creation, allotment, issue, transfer, redemption or repayment of, or the grant to any person of the right (whether conditional or not) to require the allotment, issue, transfer, redemption or repayment of, any shares in the capital of the Company (including, without limitation, an option or right of pre-emption or conversion) or any loan capital of the Company. No claim has been made by any person to be entitled to any person to be entitled to any of such things.

3.	No competing businesses
No Founder nor any member of any Founder’s immediate family (comprising his spouse, children or siblings) has any direct or indirect interest in any business which is or is likely to become within 12 months after Completion competitive with the business of any Group Company as carried on at Completion.

4.	No claims

4.1
No Vendor (a) is subject to any action, suit, investigation or proceeding (or, to the knowledge of the Vendor, is there any basis therefor) pending against, or threatened in writing or, to the knowledge of the Vendor, otherwise threatened, against or affecting, the Vendor and before any arbitrator or any governmental authority or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this agreement (b) nor, as far as each Vendor is aware, any person connected with him or it , has made a claim of any nature against any Group Company that remains outstanding (other than any claim for reimbursement to him or it of expenses properly incurred by him in the course of his employment with or engagement by any Group Company not exceeding £10,000 in aggregate among all of the Founders or £2,000 in aggregate in the case of SurveyMonkey (excluding any sums properly payable to it for services provided or goods supplied by it to the Group ) and there are no circumstances which entitle or are likely to entitle any of them to make such a claim.

4.2	To the Vendors’ knowledge, none of the Warranties contains any untrue statement of a material fact.
5.

Part 2:    General

1.	Share capital

1.3	The Sale Shares have been properly allotted and are fully paid up.

1.4	The Sale Shares together comprise 100 per cent of the issued share capital of the Company.

1.5
The Company is the sole legal and beneficial owner of the entire issued share capital of the Subsidiary and save for the Subsidiary, the Company has no interest in any body corporate, association, partnership, joint venture or other entity. All the issued shares of the Subsidiary have been properly allotted and are fully paid up.

1.6	There is no Encumbrance affecting the shares of the Subsidiary, nor any agreement to create any Encumbrance, and no person has claimed to be entitled to any of such things.

1.7
There is no agreement, arrangement or obligation requiring the creation, allotment, issue, transfer, redemption or repayment of, or the grant to any person of the right (whether conditional or not) to require the allotment, issue, transfer, redemption or repayment of, any shares in the capital of the Subsidiary (including, without limitation, an option or right of pre-emption or conversion) or any loan capital of the Subsidiary. No claim has been made by any person to be entitled to any person to be entitled to any of such things.

2.	Corporate information

2.10
Each Group Company is a private limited company duly incorporated, validly existing and in good standing under the laws of the country of its incorporation and has all corporate powers required to carry on its business as now conducted. No action has been or is being taken to strike any Group Company off the register.

2.11	The particulars set out in parts 1 and 2 of schedule 3 relating to each Group Company are complete, accurate and not misleading.

2.12	No Group Company has repaid, redeemed or purchased any of its own shares, reduced its share capital or capitalised any reserves or profits, or agreed to do any of such things.

2.13	No Group Company has any issued loan capital (including debentures, loan notes and loan stock), nor has it agreed to issue any such loan capital.

2.14	There are no subsisting shareholder agreements in relation to any Group Company to which any Group Company is a party.

3.	Interest in other undertakings

3.1	Since its incorporation, no Group Company has:

3.1.8	had any subsidiary or subsidiary undertaking (other than the Subsidiary); or

3.1.9	been the subsidiary or subsidiary undertaking of any other company or undertaking (other than another Group Company).

3.2	No Group Company:

3.2.5	is the legal or beneficial owner of, nor has it agreed to acquire, any shares, securities or other interests in any other company or undertaking (other than the shares of the Subsidiary);

3.2.6	controls or takes part in the management of any other company or undertaking (other than the Subsidiary), nor has it agreed to do so; and

3.2.7	carries on business in partnership with any other person, nor has it agreed to do so.

4.	Nature of business
No Group Company has carried on any business other than the business carried on by it at the date of this agreement.

5.	Branches, etc
No Group Company has any branch, agency, permanent establishment or other place of business outside the United Kingdom.

6.	Insolvency and unlawful transactions

6.1	No Insolvency Event has occurred in relation to any Group Company. As far as the Vendors are aware, there are no circumstances which are likely to result in such an Insolvency Event.

6.2	No Group Company has entered into any Vulnerable Transactions in the last five years.

6.3
As far as the Vendors are aware, no Group Company has received any financial assistance given by another company in contravention of section 151 of the Companies Act 1985 or sections 678 or 679 of the Companies Act 2006.

6.4	As far as the Vendors are aware, no Group Company has received any unlawful distribution (as defined in section 829 of the Companies Act 2006).

7.	Corporate administration and compliance

7.1
The register of members and other registers contained in the statutory books of each Group Company have been properly kept, are up to date and contain a complete and accurate record of the matters which should be dealt with in them. Neither the Vendors nor any Group Company has received any notice or allegation that any of them is incorrect or should be rectified and, as far as the Vendors are aware, there are no circumstances which are likely to give rise to such a notice or allegation.

7.2
Each Group Company has kept proper records of all material resolutions and material decisions of its members, minutes of material meetings of its members and minutes of meetings and resolutions of its directors.

7.3
Every document which each Group Company is or was required by Law to be delivered to the Registrar of Companies or the company registration office in its country of incorporation has been duly delivered and was complete and accurate. Nothing has occurred which will require any other documents to be delivered by any Group Company to the Registrar of Companies.

7.4	No Group Company has registered to use the Companies House WebFiling service.

8.	Documents
All material title documentation relating to the material assets of each Group Company, all material documents evidencing the complete terms of its material Contracts, contracts of employment and Policies are in its possession or under its direct control.

9.

Part 3:    Accounts and financial

1.	Disclosure of accounts
Copies of the Accounts, the Previous Accounts and the Management Accounts are annexed to the Disclosure Letter.

2.	Accounts
The Accounts:

2.15
have been prepared in accordance with any comply with Accounting Standards in force at the date to which they were prepared and all Laws using the accounting policies, principles, estimation techniques, measurement bases, practices and procedures used in the preparation of the Previous Accounts on a consistent basis;

2.16	comply with Accounting Standards in force at the date to which they were prepared;

2.17
give a true and fair view of the assets and liabilities and state of affairs of each Group Company (and, in relation to the consolidated financial statements of the Company, of the Group Companies as a whole) as at the Accounts Date and of the profit or losses and cash flows of each Group Company (and, in relation to the consolidated financial statements of the Company, of the Group Companies as a whole) for the financial year ended on the Accounts Date; and

2.18
make full provision for or, as appropriate, expressly disclose or make note of all bad and doubtful debts and all accruals, liabilities and provisions (whether actual, contingent, quantified, unquantified or disputed) of each Group Company (and, in relation to the consolidated financial statements of the Company, of the Group Companies as a whole) as at the Accounts Date.

3.	Previous Accounts
The Previous Accounts:

3.3
have been prepared in accordance with and comply with Accounting Standards in force at the date to which they were prepared and all Laws using the accounting policies, principles, estimation techniques, measurement bases, practices and procedures used in the preparation of the Previous Accounts on a consistent basis; and

3.4
give a true and fair view of the assets and liabilities and state of affairs of each Group Company (and, in relation to the consolidated financial statements of the Company, of the Group Companies as a whole) as at the dates to which they were prepared and of the profit or losses and cash flows of each Group Company (and, in relation to the consolidated financial statements of the Company, of the Group Companies as a whole) for the financial years ended on such dates.

4.	Management Accounts

4.3	The Management Accounts:

4.3.1
have been carefully prepared in accordance with good business practice and comply with all laws using the accounting policies, estimation techniques, measurement bases, practices and procedures used in the preparation of the Previous Accounts on a consistent basis; and

4.3.2	disclose with reasonable accuracy the financial position of the Group as a whole as at 31 July 2014 and the income, expenses and profitability of the Group for the seven months ending on that date.

4.4	From the Management Accounts Date to Completion:

4.4.1
no transfers of value (including dividends, distributions of profits or assets, returns of capital, loans, gifts, acquisitions or disposals of assets) have been declared, paid or made to any of the Vendors, nor to any associate of any Vendor, by any Group Company;

4.4.2
no management, advisory or monitoring charge or fee has been levied by any Vendor or any associate of any Vendor against any Group Company and there has been no payment of any management, service or other fees or compensation from any Group Company to any Vendor or any associate of any Vendor other than in accordance with the terms of the relevant person’s service agreement or agreement for services;

4.4.3
no share or loan capital of any Group Company has been issued to any Vendor or any associate of any Vendor or redeemed, purchased or repaid by a Group Company for the benefit of any Vendor or any associate of any Vendor;

4.4.4	no bonus, incentive or analogous payment of any nature has been declared or paid or made by any Group Company to or in favour of any Vendor or any associate of any Vendor;

4.4.5	no Group Company has waived or agreed to waive (whether conditional or not) any amount owed to that Group Company by any Vendor or any associate of any Vendor or any other Group Company;

4.4.6
no change has been made to the basis on which a Group Company makes payments in respect of accounts payable or issues invoices in respect of accounts receivable, including but not limited to, as to the timing of making such payments or issuing such invoices (as the case may be); and

4.4.7	no Encumbrance has been created over the assets of any Group Company in favour of, or for the benefit of, any Vendor or any associate of any Vendor.

5.	Financial track record
The profits shown by the Previous Accounts, the Accounts and the Management Accounts have not been affected by:

5.1	any extraordinary, exceptional, unusual or non‑recurring item; or

5.2	transactions of an abnormal or an unusual nature or which have been entered into otherwise than on normal arm's length commercial terms;
making the profits or losses for all or any of the periods covered by such accounts unusually high or low.

6.	Accounting records
All accounting records of each Group Company however held (including all invoices and other records required for VAT purposes):

6.5	have been properly kept and maintained, are up to date and do not contain or reflect any material inaccuracies or discrepancies;

6.6	give a true and fair view of its assets, liabilities, trading transactions and financial, contractual and trading position and all matters as required by applicable Law; and

6.7	are in its possession or under its direct control, and where they are held by electronic means, they are held on and are readily accessible via the Computer Systems.

7.	Change in accounting reference date
There has been no change in the accounting reference date of any Group Company in the last five years.

8.	Period since Accounts Date
Since the Accounts Date:

8.1	the business of each Group Company has been carried on in the ordinary and usual course of its business, without any disruption or interruption, and so as to maintain the same as a going concern;

8.2	nothing has happened which has materially prejudiced the Group Companies' goodwill or, as far as the Vendors are aware, is likely to do so;

8.3
there has been no deterioration in the turnover or profitability (compared with the same periods during each of the last two financial years) or in the financial or trading position or in the prospects of the Group;

8.4	no Group Company has acquired or disposed of any business or asset (except for stock in the ordinary and usual course of its business), or agreed to do so;

8.5
no debt owed to any Group Company has or have been released, deferred, subordinated, written off or had a credit issued against it or them (in whole or in part) or has or have proved to any extent irrecoverable;

8.6
the Group Company has not assumed or incurred any material liability, obligation or expense (whether actual or contingent) other than as a result of trading activities in the ordinary and usual course of its business, or agreed to do so;

8.7	there has been no postponement of the payment of any Group Company's creditors, having regard to any Group Company's creditor payment practices in the financial year ended on the Accounts Date;

8.8
there has been no acceleration of the invoicing and/or collection of any Group Company's debts, having regard to any Group Company's invoicing and debt collection practices in the financial year ended on the Accounts Date;

8.9	no dividend or other distribution of profits or assets (including any distribution within the meaning of CTA 2010) has been, or has been agreed to be, declared, paid or made by the Company;

8.10	no Borrowings have been repaid (in whole or in part) by any Group Company, or become liable to be so repaid, prior to their stated maturity date; and

8.11
no Group Company has lost, or expects to lose, a Material Customer. Section 3 of the Disclosure Letter sets forth the names of the 20 most significant customers (by dollar amount of revenue) of the Group for the year ended 31 December 2013 and in the seven months to 31 July 2014, and the dollar amount of revenue for each such customer during such periods.

9.	Funding

9.1
Full details of all current Borrowings and facilities available for additional Borrowings of each Group Company (together "Facilities") are Disclosed, including copies of all documents containing the terms and conditions relating to the Facilities and the amounts outstanding and available under them.

9.2	None of the Facilities is dependent on the guarantee or indemnity of, or security provided by, any other person (other than another Group Company).

9.3	There are no circumstances existing, alleged or, so far as each Vendor is aware, likely to arise (including the entry into and performance of obligations under the Acquisition Documents) which:

9.3.1	require repayment of any Borrowings prior to their stated maturity date (at the option of the lender or otherwise);

9.3.2	constitute an event of default under or a material breach of the terms of any of the Facilities; or

9.3.3	entitle the holder to enforce any Encumbrance created in relation to any of the Facilities, or will do so with the giving of notice or lapse of time or both.

9.4	As far as the Vendors are aware, there are no circumstances which are likely to prejudice the continuation of any of the Facilities or give rise to a material and adverse alteration to their terms.

9.5	No Group Company has engaged in financing of a type which would not need to be shown or fully reflected in its statutory accounts.

9.6
No Group Company has any outstanding obligations or liabilities (whether actual or contingent) in respect of any derivative transaction, including any foreign exchange or interest rate hedging transaction.

10.	Bank and other accounts

10.1
Details of all the Group Companies' bank, deposit or other accounts (whether in credit or overdrawn) are Disclosed (including the name, address and sort code of the entity with whom the account is kept, the nature of the account, its name and account number and copies of the mandate under which it is operated).

10.2	No Group Company has any overdrawn accounts which exceed applicable overdraft limits.

10.3	Since midday on 15 September 2014, no withdrawals have been made from the Group Companies bank accounts outside of the ordinary course of business.

11.	Capital commitments
Except as specifically provided for or noted in the Accounts, no Group Company had any outstanding capital commitments as at the Accounts Date. Since the Accounts Date, except as specifically provided for or noted in the Management Accounts no Group Company has entered into any capital commitments in excess of £5,000 in aggregate or agreed to do so.

12.

Part 4:    Assets, commercial and trading

1.	Encumbrances
No Group Company has given, created or granted any present or future Encumbrance (other than an Encumbrance arising in the ordinary course of trading) affecting any of its assets, undertaking or goodwill, or agreed to do so. As far as the Vendors are aware, no person has claimed to be entitled to any such Encumbrance.

2.	Assets

2.19	Each Asset is:

2.19.1	legally and beneficially owned by a Group Company;

2.19.2
not the subject of any leasing, hiring, hire purchase, conditional sale or credit sale agreement, agreement for payment on deferred terms, sale or return arrangement, reservation of title or any similar agreement or arrangement with a total annual spend in excess of £10,000; and

2.19.3	(where capable of possession) is in the exclusive possession or under the direct control of a Group Company.

2.20	The Assets comprise all of the assets necessary for the continuation of the business of each Group Company as currently carried on.

2.21	All tangible Assets (other than stock and the Computer Systems):

2.21.1	are suitable for their current use;

2.21.2	are in reasonable repair and condition having regard to their respective ages and uses;

2.21.3	are in working order; and

2.21.4	as far as the Vendors are aware, comply with all applicable health and safety Laws.

3.	Debtors

3.5
All debts owing to each Group Company are trade debts arising in the ordinary and usual course of its business and no debt owing to any Group Company has been factored, discounted or otherwise agreed to be sold by it

3.6	No debt in excess of £25,000 owing to any Group Company unless reserved for as a bad debt in the Management Accounts:

3.6.1	has been outstanding for more than 90 days from its due date for payment; or

3.6.2	has been or, as far as the Vendors are aware, is likely to be disputed or subject to any counterclaim.

4.	Creditors
No amounts owing by any Group Company to any creditor in excess of £5,000 have been due for more than 90 days.

5.	IP

5.3	The Owned IP and the Licensed‑In IP comprise all the IP that is necessary to carry on the business of each Group Company as currently carried on.

5.4	All of the IP used by each Group Company in the past 6 years which is not Licensed-In IP is legally and beneficially owned by a Group Company.

5.5
A Group Company is the sole legal and beneficial owner of (and, where registered, the sole registered owner of) each item of Owned IP free from all Encumbrances and other rights exercisable by third parties.

5.6	Particulars of all Owned IP which is registered in any jurisdiction are set out in part 3 of schedule 3, and such particulars are complete, accurate and not misleading.

5.7	There are no applications for registration of any Owned IP in progress.

5.8	All details of all IP Licences In are Disclosed.

5.9
The IP Licences Out are valid and binding and none of them will be breached, lost, terminated, rendered liable to any right of termination or assignment or their terms amended by virtue of the execution of this agreement. .

5.10	Each Group Company:

5.10.1	only employs and has only employed its employees; and

5.10.2	only uses and has only used independent contractors, freelancers and consultants, on terms pursuant to which all of the IP in the work which they carry out or produce for any Group Company in relation to the Software vests solely in the relevant Group Company, both legally and beneficially and they have waived all moral rights they have to the work.

5.11
None of the Owned IP or other material IP exploited by any Group Company will be restricted as to its exploitation, or will be lost, terminated, or rendered liable to a right of termination, assignment or licence to a third party, by virtue of the execution of this agreement.

6.	Validity of IP

6.8	All the Owned IP and the Licensed‑In IP is valid, subsisting and enforceable and:

6.8.1	as far as the Vendors are aware nothing has been done or omitted to be done which is likely to affect adversely such validity, subsistence or enforceability of the Licensed-In IP; and

6.8.2	as far as the Vendors are aware nothing has been done or omitted to be done which is likely to affect adversely such validity, subsistence or enforceability of the Owned IP.

6.9	The only steps taken to register the Owned IP in any jurisdiction are as set out in Schedule 3.

6.10
None of the Owned IP is, or in the last six years has been, subject to challenge, opposition or attack or the subject of any claim for ownership or compensation. As far as the Vendors are aware, none of the Licensed‑In IP is, or in the last six years has been, subject to challenge, opposition or attack or the subject of any claim for ownership or compensation.

6.11	No Group Company is on notice that any Owned IP or Licensed‑In IP is likely to be subject to challenge, opposition or attack or any claim for ownership or compensation.

6.12
As far as each Vendor is aware, there is not (and would not be if valid), and never has been, any actual or threatened infringement or unauthorised use by any person of any Owned IP or Licensed‑In IP. As far as the Vendors are aware, there are no circumstances which are likely to give rise to any such actual or threatened infringement or unauthorised use.

7.	Infringement of third party IP

7.5
There are no existing or threatened claims against any Group Company or so far as each Vendor is aware any licensees under any IP Licences Out in respect of any infringement of the IP of any other person and no such claims have been made or threatened in the last six years and no such claims have been settled by giving undertakings which remain in force.

7.6
As far as the Vendors are aware, the activities of the Group Companies and, as far as each Vendor is aware, the use of Owned IP and Licensed-In IP by the Group’s licensees under any IP Licences Out in accordance with the terms of the IP Licences Out do not infringe, and have not in the last six years infringed the IP of any other person.

7.7
Except for the Developer Software, all the Proprietary Software has been developed solely by a Group Company and all Intellectual Property subsisting in and to the Proprietary Software is legally and beneficially owned by a Group Company free from all Encumbrances and all other rights exercisable by third parties.

7.8	The Developer Software Licences are valid and subsisting and sufficiently wide enough to cover the use made by each Group Company of such Developer Software.

7.9	The Company is not, nor in the last six years has been, in breach of any of the provisions of the Developer Software Licences.

7.10	The Proprietary Software (and the commercialisation, licensing and other use thereof) does not infringe the Intellectual Property Rights of any third party.

7.11
No Group Company has (and no employee, consultant, contractors or other third party acting upon their behalf has) made use of any open source software within or in relation to the Proprietary Software in such a manner that any part of the Proprietary Software (other than the original open source software itself) is required to be disclosed and/or made available as Open Source Software.

7.12
The software documentation that relates to the Proprietary Software provides all technical information required to enable a reasonably skilled programmer to correct, modify or develop the Proprietary Software without the need for reference to any other documentation or further assistance from any person.

7.13	The Proprietary Software has not suffered any material failure in functionality or performance in the two years preceding the date of this agreement.

8.	Business and trade names

8.12	Neither Group Company trades under any name other than Clicktools, Surve, Syncfrog and Web2manything.

8.13
No Group Company has made an application to, or been the subject of an application to, the Company Names Tribunal. As far as the Vendors are aware, there are no circumstances which are likely to give rise to such an application.

9.	Confidential information

9.7	The Confidential Information:

9.7.1	is in the exclusive possession or under the direct control of a Group Company; and

9.7.2	is only disclosed to third parties on terms that it is kept strictly confidential.

9.8	Each Group Company has adequate procedures to maintain the confidentiality of the Confidential Information.

9.9	No Group Company has disclosed, or is obliged to disclose, any of the Confidential Information to any person except:

9.9.1	to its employees who are bound by obligations of confidence;

9.9.2
to third parties in the ordinary and usual course of such Group Company's business subject to a valid and enforceable agreement under which the recipient is obliged to maintain its confidentiality and to use it only for the purposes for which it was disclosed by the relevant Group Company and is restrained from disclosing it further; or

9.9.3
to prospective purchasers of shares in the Company subject to a valid and enforceable agreement under which the recipient is obliged to maintain its confidentiality and to use it only for the purposes for which it was disclosed by the Company and is restrained from disclosing it further.

9.10	As far as the Vendors are aware, there has not been in the last six years:

9.10.1	any breach of any confidentiality obligations given by third parties in relation to the Confidential Information; or

9.10.2	any actual or alleged misuse by any person of the Confidential Information, and, as far as the Vendors are aware, there are no circumstances which are likely to give rise to any such breach or actual or alleged misuse.

9.11
No Group Company has used, or uses, any confidential information which it has received from any third party other than in accordance with the terms upon which such confidential information was provided.

10.	IT systems

10.4	Full details of:

10.4.3	the Computer Systems;

10.4.4	the Software; and

10.4.5	the Computer Systems Contracts,
are Disclosed.

10.5	The Computer Systems are legally and beneficially owned by a Group Company.

10.6	The Group Companies have the right to exclusive and unrestricted use of the Computer Systems.

10.7	The Software is legally and beneficially owned by a Group Company or licensed to each Group Company that uses it.

10.8	The Computer Systems Data is legally and beneficially owned by a Group Company or each Group Company that uses it is licensed to do so.

10.9	The Computer Systems and the Software:

10.9.3	are functioning properly and in accordance with all applicable specifications;

10.9.4
have adequate capability and capacity for the requirements of the business of the Group as carried out at the Completion Date for the next six months, and there are no plans to change, replace, develop or update them or any material part of them;

10.9.5	are configured and maintained to minimise the effects of externally introduced Viruses; and

10.9.6	have been regularly and properly maintained, supported and replaced, are in good working order and are suitable for their current use.

10.10
No Contract relating to the Computer Systems and/or the Software (or any part of either of them) will be restricted as to its exploitation, or will be lost, terminated, or rendered liable to a right of termination, assignment or licence to a third party, by virtue of the execution of this agreement.

10.11	Each Group Company has in place:

10.11.4
adequate procedures, processes and Software which, in the reasonable opinion of the Vendors, ensure the security, confidentiality and integrity of the Computer Systems, the Software and the Computer Systems Data (including procedures for taking and storing, on‑site and off‑site, back‑up copies of Software and Computer Systems Data);

10.11.5	procedures which, in the reasonable opinion of the Vendors, are adequate to prevent the infection of the Computer Systems or the Software with Viruses; and

10.11.6	back‑up systems and disaster recovery plans and procedures which, in the reasonable opinion of the Vendors, are adequate to ensure that the business of each

Group Company is able to continue to function at all times, and the Computer Systems and/or the Software can be replaced or substituted without material disruption or interruption or loss to the business of any Group Company, and such procedures, processes, systems and plans have been fully documented. Full details of all such current procedures, processes, systems and plans are Disclosed.

10.12	In the last year, there has not been:

10.12.1	any breakdown, defect or failure in the Computer Systems or the Software;

10.12.2	any Virus affecting the Software or the Computer Systems Data;

10.12.3	any destruction, corruption or loss of access to any of the Computer Systems Data; or

10.12.4	any breach of security or any unauthorised access to the Computer Systems or any Computer Systems Data, this has had a material adverse effect on the Group or caused material disruption, interruption or loss to its business. As far as the Vendors are aware, there are no circumstances which are likely to give rise to such a disruption, interruption, loss or effect.

10.13	All source code relating to the Proprietary Software:

10.13.5
is in the exclusive possession or under the direct control of a Group Company or each Group Company has all necessary rights to gain access to such source code and all related technical and other information under the terms of source code deposit or escrow agreements with the owners of the rights in the relevant source codes and reputable deposit or escrow agents (full details of which are Disclosed);

10.13.6
other than software currently in development, is of a sufficient level to enable a reasonably skilled computer programmer to understand, maintain, modify, correct, support, replicate and develop the relevant Software without the need for assistance from a third party; and

10.13.7	is not Open Source Software, so far as the Vendors are aware.

10.14
In the reasonable opinion of the Vendors, the Group has sufficient technically competent and trained employees to ensure the proper handling, operation, monitoring and use of the Computer Systems and the Software.

10.15	The Developer Software Licences are valid and subsisting and sufficiently wide enough to cover the use made by each Group Company of such Developer Software.

10.16	The Company is not in breach of any of the provisions of the Developer Software Licences.

10.17	The Proprietary Software (and the commercialisation, licensing and other use by the Group thereof) does not infringe the copyright of any third party, so far as the Vendors are aware.

10.18
So far as the Vendors are aware, no Group Company has (and no employee, consultant, contractors or other third party acting upon their behalf has) made use of any open source software within or in relation to the Proprietary Software in such a manner that any part of the Proprietary

Software (other than the original open source software itself) is required to be disclosed and/or made available as Open Source Software.

10.19
In the reasonable opinion of the Vendors, the software documentation that relates to the Proprietary Software will provide all technical information required to enable a reasonably skilled programmer to correct, modify or develop the Proprietary Software without the need for reference to any other documentation or further assistance from any person.

10.20	For the purposes of this paragraph 10, the following terms and expressions have the following meaning:-

10.20.1	"Developer Software" means the software licensed to a Group Company under the Developer Software Licences;

10.20.2	"Developer Software Licences" means the licences set out in Appendix 1; and

10.20.3
"Proprietary Software" means the specifically developed application known as "Clicktools" and any other software that a Group Company licenses on a commercial basis to end users and any other such software products currently in development by the Company.

10.21	No person is in a position, by virtue of his rights in, knowledge of or access to any part of the Computer Systems, Software or Computer Systems Data, lawfully:

10.21.1	to prevent or impair the proper and efficient function of the Computer Systems or the Software; or

10.21.2
to demand any payment in excess of any current licence fee or in excess of reasonable remuneration for services rendered or to impose any onerous conditions, in each case in order to preserve the proper and efficient functioning of the Computer Systems or the Software in the future.

11.	Data protection

11.1	Each Group Company has complied with all Data Protection Laws, including:

11.1.4	requirements relating to the registration and/or notification of processing of personal data;

11.1.5	requirements relating to the processing of personal data by a data processor on its behalf; and

11.1.6	the obtaining of necessary consents from data subjects to the processing of personal data relating to them.

11.2	Each Group Company has in place and operates adequate procedures to ensure continued compliance with Data Protection Laws.

11.3	Details of all current registrations by any Group Company under Data Protection Laws are Disclosed.

11.4	No Group Company has transferred or authorised the transfer of personal data outside the European Economic Area.

11.5
Each Group Company has in place appropriate agreements, as required by Data Protection Laws, with all data processors processing personal data on its behalf. No such agreement will be restricted as to its exploitation, or will be lost, terminated, or rendered liable to a right of termination, assignment or licence to a third party, by virtue of the execution of this agreement.

11.6
No Group Company has received any notices or any other communications from, been subject to enquiries by, or, as far as the Vendors are aware, the subject of complaints to, any Authority in relation to Data Protection Laws. As far as the Vendors are aware, there are no circumstances which are likely to give rise to any such notices, communications, enquiries or complaints.

11.7	No person has:

11.7.4	alleged in correspondence with any Group Company that any Group Company has failed to comply with the provisions of any Data Protection Laws; or

11.7.5	been awarded compensation, claimed or taken action against any Group Company for breach of any Data Protection Laws, nor, as far as each Vendor is aware, has any right to do so.

12.	Guarantees, etc
No Group Company has any outstanding obligations or liabilities (whether actual or contingent) under:

12.1	any guarantee, indemnity or counterindemnity (other than under its constitutional documents); or

12.2	any other agreement or arrangement under which the relevant Group Company secures or incurs a financial or other obligation, in respect of any obligations or liabilities of another person (other than another Group Company).

13.	Nature of Contracts

13.1	Except as set forth in section 4 of the Disclosure Letter, as of the date hereof, no Group Company is, or has agreed to become, a party to, bound by or liable under:

13.1.6	any lease of or other occupancy arrangement regarding real property;

13.1.7	any lease of personal property providing for annual payments by a Group Company of £10,000 or more and which is not cancellable or terminable without penalty with notice of 60 or less days;

13.1.8
any hire, rental or other similar agreement providing for the hire or rental to a Group Company of technology, materials, supplies, goods, services, equipment, to a value in excess of £15,000 in any one instance;

13.1.9	any agreements with Material Customers;

13.1.10
any agreements with Material Suppliers which provide for (or would reasonably be expected to result in) either annual payments by the Group of £10,000 or more or aggregate payments by the Group of £50,000 or more;

13.1.11
any agreement for the sale or license of technology, Intellectual Property Rights or other intangible assets to a Group Company excluding licences for commercial off-the-shelf computer software that is not redistributed with or used in the development or supply of the Proprietary Software for an aggregate acquisition cost of £10,000 or more;

13.1.12	any agreement, contract or commitment relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

13.1.13	any agreement relating to any:

13.1.13.1	obligations for borrowed money or extensions of credit (including bank overdrafts and advances);

13.1.13.2	obligations evidenced by bonds, debentures, notes or other similar instruments;

13.1.13.3	obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business;

13.1.13.4	obligations as lessee (other than real property) in excess of £10,000 per annum;

13.1.13.5	obligations for borrowed money or extensions of credit of others secured by a lien on any asset of such person, whether or not such obligations are assumed;

13.1.13.6	obligations, contingent or otherwise, directly or indirectly guaranteeing any of the obligations described in clauses 13.1.7.1 to 13.1.7.3 above, of any person other than a Group Company;

13.1.13.7	obligations to reimburse the issuer in respect of letters of credit or under performance or surety bonds, or other similar obligations;

13.1.13.8	obligations in respect of bankers’ acceptances and under reverse repurchase agreements; or

13.1.13.9
obligations in respect of futures contracts, swaps, other financial contracts and other similar obligations (determined on a net basis as if such contract or obligation was being terminated early on such date);

13.1.14	any alliance, agency, dealer, sales representative, marketing or other similar agreement requiring aggregate payments by the Group of £15,000 or more;

13.1.15	any consulting, services, development or collaboration agreement (a) involving aggregate payments by the Group of £15,000 or more,;

13.1.16
any agreement containing a provision that restricts the freedom of the relevant Group Company to compete in any line of business or with any person or in any area or which would restrict the freedom of the Purchaser or any of its affiliates after the Completion Date to so compete;

13.1.17
any agreement providing for indemnification of a third party by the relevant Group Company other than indemnification provisions contained in agreements entered into in the ordinary course of business and consistent with the Group’s past practices;

13.1.18	any agreement with any director or officer of a Group Company, or any “associate” or any member of the immediate family of any such director or officer;

13.1.19
any agreement or plan, including, without limitation, any stock option plan, stock appreciation rights plan or stock purchase plan, securities or debt instruments, or any undertaking, promise or other obligation, written or oral, of a Group Company to issue any shares, the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this agreement; or

13.1.20
any shareholders agreement or similar agreement with or among the Vendors and to which the Company is also party , including any agreement that provides for pre-emptive rights or imposes any limitation or restriction on Sale Shares, which will remain in force and binding on the Company after Completion; or

13.1.21
any agreement that relates to the acquisition or subscription by any Group Company of shares or other interests in any other company or entity or the sale of shares or other interests held by any Group Company in any other company or entity;

13.1.22	relates to the acquisition by any Group Company of the business and/or assets of any other company, entity or person;

13.1.23	relates to the sale by any Group Company of its business or any part of it;

13.1.24	involves any agency, distributorship, franchise, consortium, collaboration, partnership, partnering, joint venture or profit sharing arrangement;

13.1.25	restricts the manner or geographical operation of any part of its business or use of its assets;

13.1.26	is dependent on any guarantee, indemnity or security provided by any other person (other than another Group Company);

13.1.27	is otherwise than on normal arm's length commercial terms in the ordinary and usual course of its business;

13.1.28
cannot be performed by it on time in accordance with its terms without undue or unusual expenditure or application of money, effort or personnel, or is likely to result in a loss to it on completion of performance;

13.1.29	is of a long‑term nature, being:

13.1.29.1	for a fixed term of twenty four months or more;

13.1.29.2	for an indefinite term which cannot be terminated by it in accordance with its terms on three months' notice or less without compensation; or

13.1.29.3	unlikely to have been fully performed, in accordance with its terms, within six months after the date on which it was entered into, made or undertaken; or

13.1.30	any agreement which involves or is likely to involve aggregate expenditure by it in the six months following Completion of more than £15,000.

14.	Contract terms, compliance and termination

14.1
No Contract, whether or not in writing and to which any Group Company is a party, on the execution of this agreement or on Completion or as a result of the performance of this agreement will or may result in:

14.1.3	any third party being relieved of any obligation or becoming entitled to exercise any right (including a right of termination or any right of pre-emption or other option); or

14.1.4	the Group Company being in default under any agreement or arrangement or losing any benefit, right or licence which it currently enjoys; or

14.1.5	a liability or obligation of the Group Company being created or increased.

14.2
The top 20 contracts with Material Customers (each, a "Material Contract") are in full force and effect with respect to the relevant Group Company (and, to the knowledge of the Vendor, each other party thereto) and is valid, binding and enforceable against the relevant Group Company (and, to the knowledge of the Vendor, each other party thereto) in accordance with its terms. The Vendor has Disclosed accurate and complete copies of all Material Contracts, including all amendments thereto.

14.3
The relevant Group Company is in compliance in all material respects with each Material Contract and has not received notice that it has materially breached, violated or defaulted under, in any material respect, any of the terms or conditions of any Material Contract, nor does the Vendor have knowledge of any event or occurrence that would constitute such a material breach, violation or default (with or without the lapse of time, giving of notice or both) by the relevant Group Company or knowledge of any material breach, violation or default (with or without the lapse of time, giving of notice or both) by any third party.

14.4
No person is renegotiating any material amount paid or payable to the relevant Group Company under any Material Contract or any other material term or provision of any Material Contract. No Group Company has received any written or , so far as the Founders are aware, oral indication of an intention to terminate any Material Contract by any of the parties to any Material Contract.

14.5	As far as the Vendors are aware each Contract is in full force and effect and binding on the parties to it.

14.6
No Group Company is and, as far as the Vendors are aware, no other party is in breach of any Contract. As far as the Vendors are aware, there are no circumstances which are likely to give rise to such a breach.

14.7
No notice of termination of or intention to terminate any Material Contract has been received by any Group Company and, as far as the Vendors are aware, none is reasonably anticipated. No notice of termination of or intention to terminate any Material Contract has been given by any Group Company, and (but for this agreement) it would have no intention to do so.

14.8	As far as the Vendors are aware, there are no grounds for termination, rescission, avoidance, repudiation or material change in the terms of any Material Contract.

15.	Material Customers and Material Suppliers

15.1	In the last 12 months, no Material Customer or Material Supplier has:

15.1.3	stopped or reduced substantially its trading with the Group Companies as a whole;

15.1.4	substantially changed the terms of its trading (including prices) with any Group Company; or

15.1.5	notified any Group Company of its intention to do so,
and, as far as each Vendor is aware, there are no circumstances which are likely to result in any of such things.

15.2
As far as each Vendor is aware (without having made any enquiry), no Insolvency Event has occurred in relation to any Material Customer or Material Supplier and there are no circumstances which are likely to give rise to such an Insolvency Event.

16.	Anti‑corruption

16.1
As far as the Vendors are aware, each Group Company and its current and former directors, officers and employees have complied with all Anti-Corruption Laws. As far as the Vendors are aware, each Business Intermediary has conducted its business relating to the Group Companies in compliance with all Anti-Corruption Laws.

17.	Vendor related arrangements

17.1
No Group Company is, nor has during the past three years been, a party to any agreement or arrangement (whether legally binding or not) in which any Vendor is or has been interested (other than contracts of employment for individual Vendors).

18.	Powers of attorney and authorities, etc

18.1	Neither Group Company has any outstanding power of attorney in favour of a third party other than in favour of Grant Thornton LLC in connection with representing the Group before US tax authorities

18.2
No Group Company has given any authority (whether express, implied or ostensible) which is still subsisting to any person to enter into any agreement or incur any obligation or liability on its behalf, other than to its officers and employees to enter into routine trading contracts in the ordinary and usual course of its business in the normal course of their duties.

19.	Product liability/service liabilities

19.1
There is no outstanding claim against any Group Company in relation to any goods or services manufactured, sold or supplied by it. As far as the Vendors are aware, there are no circumstances which are likely to result in any such claim.

19.2
All material details of any complaints, claims or returns made by the Group’s Material Customers to any Group Company in the last two years and which the Founders reasonably consider to have been material are Disclosed.

19.3
No Group Company has given any guarantee or warranty or made any representation in respect of goods or services that have been, or will be, sold, supplied or provided by it (save for those contained in its current standard terms of business and any guarantee, warranty or representation implied by any Laws).

19.4	As far as the Vendors are aware, no Group Company has manufactured, sold or supplied any goods or services (and there are no or services part provided) which:

19.4.8	are or will become dangerous, injurious or defective; or

19.4.9	do not or will not comply with all Laws and applicable standards.

20.	Insurance

20.1
Each Group Company is and has since its incorporation been adequately covered against employers' liability, public liability, and accident, damage, injury, third party loss, loss of profits, credit risk and other risks normally covered by insurance. No insurer has ever cancelled or refused to accept or continue any insurance in relation to any Group Company.

20.2	Each Group Company has complied with all Laws in relation to insurances, including the requirements to provide and retain evidence of insurances.

20.3
All material details of the current Policies are Disclosed. In particular, full details of the name of the insurer, the level of cover, any applicable excess, the relevant policy number(s) and the dates of cover for the current period are Disclosed in relation to each Policy. So far as the Vendors are aware, none of the insurers under the Policies is insolvent. Each Group Company has been covered by equivalent insurances since it began trading.

20.4
Each of the Policies is in full force and effect and, as far as the Vendors are aware, there are no circumstances which are likely to make any of the Policies void or voidable. As far as the Vendors are aware no insurer has disputed or given any indication that it intends to dispute the validity of any of the Policies on any grounds.

20.5	None of the Policies is subject to special or unusual terms or restrictions, or to the payment of a premium which the Company’s insurance brokers have advised to be in excess of the market rate.

20.6	No Group Company has any outstanding insurance claims. There are no current circumstances which, as far as the Vendors are aware, are likely to give rise to any claim.

20.7	As far as the Vendors are aware, there are no circumstances which are likely to result in the renewal of any of the Policies being refused.

20.8
No insurer has imposed any requirements on any Group Company as a condition to provide, renew or continue insurance cover which required or requires any material capital expenditure or any material change in the business processes or practices of any Group Company. There are no outstanding requirements by an insurer for risk improvements that may impact on the renewal of the Policies

21.	Licences and consents

21.1	As far as the Vendors are aware, each Group Company has all Licences required to own and use its assets and to carry on its business as currently carried on. Full details of all material subsisting

Licences and any outstanding or pending applications for any Licence are Disclosed. None of the Licences is subject to any onerous terms and conditions.

21.2
As far as the Vendors are aware, all Licences held by each Group Company are in full force and effect and no Group Company is or has been in breach of any terms and conditions of any such Licences. As far as the Vendors are aware, there are no circumstances which are likely to result in any such Licence being suspended, terminated, varied, revoked or not renewed (in whole or in part).

22.	Trade associations
No Group Company is a member of any trade association or similar body, and no such body is relevant to or has any material influence over its business as currently carried on.

23.	Competition

23.1
As far as the Vendors are aware, no Group Company nor any person for whose acts or defaults any Group Company may be vicariously liable is or has been party to or involved in any agreement, understanding, arrangement, concerted practice or conduct which (in whole or in part) may infringe or has infringed any Competition Laws.

23.2	No Group Company has:

23.2.1	received any notice, request for information, order, letter, process or other written communication of any kind from any Authority in relation to any Competition Laws;

23.2.2	received any written complaint or threat to complain under, or by reference to any alleged infringement of, any Competition Laws from any person;

23.2.3	as far as the Vendors are aware, been the subject of or affected by any investigation, reference or proceedings in relation to any Competition Laws; or

23.2.4	been party to any proceedings in which any Competition Laws were pleaded or relied upon, and, as far as the Vendors are aware, there are no circumstances which are likely to give rise to any of such things.

23.3	No Group Company has:

23.3.1	notified or registered any agreement or other arrangement (whether for negative clearance, exemption, guidance, a decision or any other reason) to or with any Authority; or

23.3.2	given any written assurance or undertaking to any Authority nor is it subject to any undertaking, decision, order or other instrument made, in relation to any Competition Laws.

23.4	No Group Company is or has been subject to any existing or pending act, decision, guidance, report or Judgment made by any Authority having jurisdiction under Competition Laws.

24.	Compliance with Laws

24.1	As far as the Vendors are aware, each Group Company has conducted its business and dealt with its assets in accordance with all Laws.

24.2
As far as the Vendors are aware, no Group Company or any person for whose acts or defaults any Group Company may be vicariously liable has done or omitted to do anything which is or is likely to be in material contravention of any Laws.

25.	Disputes

25.1
No Group Company nor, as far as the Vendors are aware, any person for whose acts or defaults any Group Company may be vicariously liable is involved, nor in the last three years has been involved, in any Disputes.

25.2	No Disputes are threatened. As far as the Vendors are aware, there are no circumstances which are likely to give rise to any Disputes.

26.	Judgments, orders and investigations

26.1	There is no Judgment against any Group Company which remains outstanding or by which any Group Company or any of its assets is bound, subject or affected.

26.2
As far as the Vendors are aware there is not and has not been any governmental, regulatory or other investigation, inquiry or proceedings concerning any Group Company, its business or any of its assets and, as far as the Vendors are aware, none is pending or threatened.

26.3	No Group Company has given any assurances or undertakings (whether legally binding or not) to any Authority.

26.4	As far as the Vendors are aware, there are no circumstances which are likely to give rise to any of the matters in paragraphs 26.1, 26.2 or 26.3.

27.	Effect of the transaction
The entry into and performance of obligations under the Acquisition Documents will not:

27.1	breach or require the consent of any person under:

27.1.1	any Judgment or, as far as the Vendors are aware, any Laws;

27.1.2
relieve any person from any material obligation to, or restriction benefiting, any Group Company or any Group Company's assets, or enable any person to determine any such obligation or restriction or to alter its terms;

27.2	result in the creation, imposition, crystallisation or enforcement of any Encumbrance affecting any of the assets, undertaking or goodwill of any Group Company; or

27.3
as far as the Vendors are aware (without having made enquiry), result in any Material Customer or Material Supplier ceasing to deal with any Group Company, or dealing with any Group Company on a smaller scale or on less advantageous terms; or

27.4	as far as each Vendor is aware, adversely affect the goodwill of the Group Companies as a whole.

28.	Transaction costs, etc
No Group Company has paid, or is liable for, any finder's fee, brokerage or other commission in connection with the sale and purchase of the Sale Shares.

Part 5:    Employees

1.	Current employees

1.8
An accurate list of all employees of each Group Company is set out in the Disclosure Letter. All such employees are employed by a Group Company exclusively in connection with the business of the Group.

1.9
The only services of outworkers, agency workers or persons treated as self‑employed, contracted labour or agents being used by the Company or any other individual whose services are being provided to the Company are Disclosed.

1.10	No person is currently seconded to any Group Company, and no Group Company is under any obligation to have any person seconded to it.

1.11
No Group Company is currently party to any outsourcing agreements or other arrangements with any third party under which (so far as the Vendors are aware) any persons may become or cease to be employees of a Group Company upon the termination or expiry of such agreements or arrangements.

1.12
No offer of a contract of employment or engagement with an annual remuneration in excess of £30,000 has been made by any Group Company to any person which has not yet been accepted, or which has been accepted but the individual's employment or engagement has not yet commenced.

1.13	Each Group Company has in its possession a copy of an original document validly evidencing the right of each of its employees to work for it in the relevant jurisdiction.

1.14	The benefits provided or agreed to be provided to employees of the Group Companies are Disclosed.

1.15	No employee of the Group Company works exclusively on any Contract.

2.	Terms of employment

2.22	All material details of the terms of employment of each employee of each Group Company are Disclosed, including, but not limited to:

2.22.1	the employee's job title and start date;

2.22.2	(if the employee works and/or is paid outside the United Kingdom) the country in which the employee works and/or is paid;

2.22.3	salary and bonuses;

2.22.4
whether the employee is on maternity, paternity, parental or adoption leave or secondment or other leave, or has been absent due to ill health or for any other reason for a continuous period of one month or more, or is likely to be absent for a continuous period of one month or more, including the reasons for absence;

2.22.5	any reasonable adjustments currently being made for any employee who is a disabled person under the Equality Act 2010;

2.22.6	a copy of the contract of employment of any employee who is a director of any Group Company or who is engaged in the capacity of Director;

2.22.7	a copy of each standard form contract of employment applicable to any of the employees, together with a complete and accurate list of the employees to whom such contract applies;

2.22.8	the employee’s contractual notice period; and

2.22.9	any employee who works or has requested to work flexibly.

2.23	No such employee is employed on terms which differ materially from such contracts supplied.

2.24	Copies of all the Group Companies' staff handbooks, policies and procedures are set out in the Disclosure Letter.

2.25	No Group Company has made any loan to any of its employees which remains outstanding or agreed to make any such loan to any employee, other than under the UK Government’s Cycle to Work scheme.

2.26	Since the Accounts Date:

2.26.3
(other than as required by Law) no Group Company has changed, or agreed to change, the material terms of employment of any of its employees (including any change resulting in or likely to result in an increase in the total annual remuneration payable to or benefits receivable by its employees and there are no requests or negotiations for any such change which, as far as the Vendors are aware, are likely to take place within the next six months; and

2.26.4	no Group Company has provided, or agreed to provide, a gratuitous payment or benefit to any of its employees or former employees, or to any of their respective dependants.

2.27
No material amounts due from any Group Company to or in relation to any of its employees or former employees (including PAYE and national insurance and pension contributions) are in arrears, and no amounts in respect of bonus, commission or profit share have accrued (in whole or in part) but are not yet due for payment to any of its employees.

3.	Termination

3.7	No current employee of any Group Company has given or received notice terminating his contract of employment nor, as far as the Vendors are aware, is any such notice pending or threatened.

3.8
As far as the Vendors are aware, there is no statutory, regulatory or contractual restriction on any employee of any Group Company continuing to work for the Group Company which employs him on an indefinite basis.

3.9	No employee of any Group Company has been given notice of retirement pursuant to paragraph 2 of schedule 6 to the Employment Equality (Age) Regulations 2006 or otherwise in the last 12 months.

4.	Trade unions and employee representatives

4.5	No Group Company has received any request from a trade union for recognition in the last three years and the Vendors do not believe any request is likely to be made.

4.6	No Group Company recognises a trade union.

5.	Disputes

5.12
No Group Company has any Dispute or liability outstanding with or in relation to any of its employees or former employees, no such Dispute is threatened and, as far as the Vendors are aware there are no circumstances which are likely to give rise to such a Dispute or liability, including in connection with the employment or termination of employment of any of its employees.

5.13
No Group Company has any current disciplinary investigations, proceedings or appeals in respect of any of its employees or former employees and, so far as each Vendor is aware there are no circumstances which are likely to give rise to any such investigations or proceedings and no employee has received a disciplinary warning or been subject to disciplinary proceedings in the past three years.

5.14	No employee or other individual providing service or services has raised any grievance in the last three years.

5.15
No Group Company is involved in any industrial or trade dispute or negotiation with any trade union or other group or organisation representing any of its employees regarding a claim of material importance to the Group Companies as a whole and, as far as the Vendors are aware, there are no circumstances, including the identity of the Purchaser, which are likely to give rise to such a dispute or claim.

6.	Compliance
In relation to its employees, former employees and any recognised trade union or employee representative of such employees, each Group Company has in all material respects:

6.13	maintained adequate and suitable records;

6.14	complied with all applicable terms and conditions of employment;

6.15	as far as the Vendors are aware, complied with all applicable Laws and regulations ; and

6.16	complied with all Judgments and relevant orders and awards made by the Central Arbitration Committee or the Advisory Conciliation and Arbitration Service.

7.	Inquiries and investigations
As far as the Vendors are aware, there are no inquiries, investigations or proceedings existing, pending or threatened affecting any Group Company in relation to any of its employees, former employees or groups of employees or former employees by the Commission for Equality and Human Rights or the Health and Safety Executive or any other Authorities with similar functions or powers in relation to any employee.

8.	TUPE
In the last six years, no Group Company has been a party to a relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 1981 or the Transfer of Undertakings (Protection of Employment Regulations) 2006) and, within this period, none of its employees or former employees has transferred to a Group Company under any such regulations.

9.	Effect of the transaction
The entry into and performance of obligations under the Acquisition Documents will not:

9.12	entitle any employee of any Group Company to give notice to terminate his contract of employment or to any additional period of notice or severance payment;

9.13	so far as each Vendor is aware (without having made any particular enquiry of any such employee), result in any senior employees of any Group Company giving notice to terminate their employment; or

9.14	as far as the Vendors are aware (without having made any particular enquiry of any employee), adversely impact on any Group Company's employee relations.

Part 6:    Pensions

1.	Pension arrangements

1.1
Other than the Disclosed Schemes, there is not and has not been in operation, no proposal has been announced to enter into or establish, and no Group Company contributes, is bound to contribute either now or in the future including any contingent obligation or has contributed to, any agreement, arrangement, scheme, custom or practice (whether or not (a) enforceable, (b) a registered pension scheme under the Finance Act 2004 and/or (c) funded for in advance) for the payment of any pensions, allowances, lump sums or other benefits on death, retirement or termination of employment (whether voluntary or not), or during any period of sickness or disablement, for or in respect of any of the Group Companies' employees or former employees, or any dependant of such an employee or former employee.

1.2
Any contributions due to or premiums due in respect of the Disclosed Schemes relating to the employees of the Group have been paid on or before the date on which payment falls due. No contribution to or premium due to any of the Disclosed Schemes relating to an employee in respect of a period prior to Completion is unpaid.

1.3	The only benefits that the Disclosed Schemes are liable to provide are money purchase benefits within the meaning of section 181(1) of the Pension Schemes Act 1993.

1.4	No employee has been excluded from membership of the Disclosed Schemes.

1.5
No employee of the Group has made or threatened any claim (other than a routine claim for benefits under the Disclosed Schemes or complaint against the Group the trustee or administrator of the Disclosed Schemes or as far as the Vendors are aware made any complaint or report to The Pensions Regulator or any other relevant regulator in any jurisdiction) in respect of any act, event or omission arising out of or in connection with the Disclosed Schemes or any other agreement, arrangement, scheme, custom or practice for the payment of any pensions, allowances, lump sums or other benefits on death, retirement or termination of employment, or during any period of sickness or disablement and there are no circumstances which are likely to give rise to any such claim, complaint or report being made.

2.	TUPE

2.1	No employee or former employee of any Group Company has had his contract of employment transferred to such Group Company from another employer in circumstances where:

(a)	the Transfer of Undertakings (Protection of Employment) Regulations 1981 or the Transfer of Undertakings (Protection of Employment) Regulations 2006 applied; and

(b)	the employee or former employee was entitled to defined benefit occupational pension scheme rights in respect of his employment prior to such transfer to such Group Company.

3.	Moral hazard issues

3.1
No Group Company is or has been connected with, or an associate of, an employer (within the meaning of sections 249 and 435 of the Insolvency Act 1986 respectively) in relation to a defined benefit occupational pension scheme.

3.2
There have been no contribution notices or financial support directions issued by the Pensions Regulator against any Group Company. So far as the Vendors are aware, there are and have been no circumstances which could give rise directly or indirectly to a liability on any Group Company or the Purchaser arising out of the operation of sections 38 to 57 (inclusive) of the Pensions Act 2004.

Part 7:    Property

1.	Property

1.6	The Property comprises:

1.6.3	all the land and premises owned, occupied or otherwise used by any Group Company in carrying on its business whether in the United Kingdom or elsewhere; and

1.6.4
all the estate, interest, right and title whatsoever (including interests in the nature of options, rights of pre‑emption or other contractual relationships) of any Group Company in respect of any land or premises.

1.7	The particulars of the Property set out in part 4 of schedule 3 are complete, accurate and not misleading.

1.8
The Group has paid on the due date on which such are payable, all sums due in respect of the Property under the Property Licence and, as far as the Vendors are aware, observed and performed in all material respects the covenants and the conditions in the Property Licence to which it is bound or subject.

1.9	As far as the Vendors are aware, the Property Licence is valid and in full force.

1.10	There are no notices, negotiations or proceedings pending in relation to any increase in service charges in relation to the Property.

1.11	There is no unfulfilled obligation to reinstate the Property by removing or dismantling any alteration made to it by any Group Company or any predecessor in title to any Group Company.

1.12	Except to the extent provided for in the Accounts, no Group Company has incurred, nor is likely to incur, any liability for dilapidations exceeding £10,000 for any one premises.

1.13
As far as the Vendors are aware (having made no enquiry), there is no major item of expenditure either already incurred by the landlord of the Property or expected to be incurred by any such landlord within the next 12 months which is recoverable in whole or in part from any Group Company.

2.	Encumbrances

2.2
The Property is free from any Encumbrance or rent charge securing the repayment of monies or other obligation or liability (whether of any Group Company or any other person) and any agreement to create the same. No person has claimed to be entitled to any such Encumbrance or rent charge.

2.3
The Company is not subject to any liability for the payment of any outgoings in relation to the Property other than national non‑domestic rates, water and sewerage services charges, utilities charges and insurance premiums and rents and service charges.

2.4
The Group Companies are in actual occupation of the Property (other than the common parts) to the exclusion of all other persons. As far as the Vendors are aware, there is no person who has or claims any rights or easements of any kind in respect of the Property adverse to the estate, interest, right or title of any Relevant Group Company to the Property.

2.5
There are no outstanding demands or Disputes affecting or in respect of the Property (including any relating to the exercise of any easement or right benefiting or burdening the Property, to boundary walls or fences or to the means of access to the Property) and none is pending or threatened. As far as the Vendors are aware, there are no circumstances which are likely to give rise to any such demands or Disputes.

3.	General matters

3.3	No Group Company has any continuing liability in respect of any real property (other than the Property) either as:

3.3.1	original contracting party or by virtue of any direct covenant having been given on a sale or assignment to any Group Company; or

3.3.2	as a guarantor of the obligations of any other person.

SCHEDULE 6:	TAX
Part 1:    Tax Covenant

4.	Definitions and interpretation

1.2	In this schedule, unless the context requires otherwise:
"Accounts Relief" means a Relief which:

(a)	has been treated as an asset in preparing the Management Accounts; or

(b)	has been taken into account in computing (and reducing, including reducing to nil) any provision for deferred Taxation which appears in the Management Accounts;
"Auditors" means the auditors of the relevant company for the time being;
"Event" means an event, transaction (including the execution of, and Completion of, the Agreement), action or omission whether alone or in conjunction with any other event, transaction, action or omission and includes (without limitation) the death of any person and a company becoming, being or ceasing to be a member of a group of companies (however defined) for the purposes of any Tax and for the avoidance of doubt, any reference to an Event occurring on or before a particular date will include Events which for tax purposes are deemed to have, or are treated or regarded as having, occurred on or before that date;
"Income, Profits or Gains" means revenue, profits, gains and any other similar measure by reference to which Tax is chargeable or assessed;
"Post-Completion Relief" means a Relief which arises as a consequence of an Event occurring after Completion or in respect of a period beginning after Completion or in respect of the period current at Completion where any Relief will be apportioned partly before and partly after Completion on a time basis unless some other basis is more reasonable or required by any law;
"Purchaser's Relief" means:

(a)	any Accounts Relief;

(b)	any Post-Completion Relief;

(c)	any Relief arising to any member of the Purchaser's Tax Group (other than a Group Company) at any time; or

(d)	any Relief arising in the ordinary course of business of a Group Company since the Management Accounts Date up to and including the Completion Date;
"Purchaser's Tax Group" means the Purchaser and any company in the same Tax Group as the Purchaser from time to time;
"R&D Tax Credit" means a research & development tax credit payable under Part 13 of the Corporation Tax Act 2009 in respect of:

(e)	the accounting period ended 31 December 2013; or

(f)
in respect of the accounting period current at Completion, where any credit will be apportioned partly before and partly after Completion on a time basis unless some other basis is more reasonable or required by any law;

"Relief" means any loss, allowance, exemption, credit, deduction or set off against income, profits, gains or against or in respect of taxation for the purposes of Tax or any right to repayment of Tax (including any repayment supplement or interest in respect of Tax);
“Response Period” means 15 days, or such longer period of time as the Vendors may request during the 15 day period and the Purchaser may consent to (such consent not to be unreasonably withheld or delayed, taking into account all circumstances including any legal deadline required for action to be taken);
"Saving" means the reduction or elimination of any liability of a Group Company to make an actual payment of Tax, in respect of which the Vendors would not have been liable under paragraph 2, by the use of any Relief arising wholly as a result of a Tax Liability in respect of which the Vendors have made payment under this schedule;
"Tax" or "Taxation" means any form of tax, levy, impost, duty, charge, social security contribution, deduction or withholding, value added or sales tax or governmental charge (national or local), in each case in the nature of tax, whenever imposed, collected or assessed by, or payable to, a Tax Authority or any other person as a result of any enactment relating to tax, together with all related fines, penalties, interest, costs, charges and surcharges and liability to make payment by way of reimbursement or indemnity in respect of Tax, regardless of whether or not:

(g)	any such amounts are directly or primarily chargeable against, recoverable from or attributable to any Group Company or any other person; or

(h)	the relevant Group Company has, or may have, any right of reimbursement against any other person;
"Tax Authority" means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official with the responsibility for or competence to impose, collect or administer, any form of Taxation in any jurisdiction;
"Tax Authority Claim" means any claim, counterclaim, assessment, notice, letter, determination, demand, return, account or other document issued or action taken by or on behalf of any Tax Authority, and/or any computation from which it appears that a Tax Liability has been, or may be, imposed on a Group Company; and

"Tax Group" means those companies treated for the purposes of determining the amount of or liability for or relief from any Tax as being members of the same group of companies or fiscal unity.

1.3	References to "Tax Liability" means both a liability of a Group Company to make payments of, or in respect of, Tax (an "Actual Tax Liability") and also:

(a)	the loss of an Accounts Relief; and

(b)
the utilisation or setting off against an Actual Tax Liability or against Income, Profits or Gains earned, accrued, incurred or received on or before Completion of any Purchaser's Relief, in circumstances where, but for such utilisation or setting off, the relevant Group Company would have had an Actual Tax Liability in respect of which the Purchaser would have been able to make a claim against the Vendors under this schedule;

and so that the amount of the Tax Liability will be (i) in the case of paragraph 1.2(a), where the Accounts Relief lost was a right of repayment of Tax, the amount of the repayment which would otherwise have been obtained and in all other cases, the amount of Tax which could have been saved (assuming that there is sufficient Income, Profits or Gains against which to set off the Accounts Relief lost) on the basis of the Tax rates current at the Accounts Date; or (ii) in the case of paragraph 1.2(b) the amount of Tax which has been saved in consequence of the utilisation or set off of the Purchaser's Relief.
1.4     In this schedule:

(a)
references to "Income, Profits or Gains" earned, accrued or received on or before a particular date or in respect of a particular period include Income, Profits or Gains which are deemed for the purposes of any Tax to have been earned, accrued or received at or before that date or in respect of that period;

(b)
reference to the "loss of a Relief" (including, for the avoidance of doubt, loss of an Accounts Relief) will include the absence, unavailability of, failure to obtain, non-existence or cancellation of any such relief, or to such relief being available only in a reduced amount;

(c)
references to "in the ordinary course of trade of a Group Company" or "in the ordinary course of business of a Group Company" or to any similar expression, do not include (without limitation) Events falling within any of the following provisions:

(i)	any Event which results in a Tax Liability of a Group Company chargeable or attributable to or primarily against a person other than the relevant Group Company;

(ii)
any Event which relates to a transaction or an arrangement which includes, or series of transactions or arrangements which includes any step or steps having no commercial business purpose apart from the reduction, avoidance or deferral of a Tax Liability;

(iii)	the making of any distribution or deemed distribution for Tax purposes;

(iv)	the disposal, acquisition or deemed disposal or acquisition of any asset, other than trading stock or the grant of a licence of intellectual property, for an amount greater than £5,000;

(v)	any failure by a Group Company to deduct and/or account for Tax;

(vi)	a Group Company ceasing or being deemed to cease for Tax purposes to be a member of any group or associated with any other company;

(vii)
the acquisition, disposal or supply of assets, goods, services or business facilities of any kind (including a loan of money or a letting, hiring or licensing of tangible or intangible property) for a consideration which is treated for Tax purposes as different from the actual consideration but only to the extent that any Tax liability is attributable to the difference between the consideration actually received and the consideration deemed to have been received for the purpose of any Tax;

(viii)	any other Event to the extent that it gives rise to any Taxation on deemed (as opposed to actual) income, profits or gains; and/or

(ix)	any Event giving rise to any interest, penalty or fine in respect of Taxation;

(d)
any liability of a Group Company to any interest, fine, penalty or surcharge will be deemed to arise as a result of an Event occurring on or before Completion to the extent that it relates to any Tax Liability falling within paragraph 2 or to any failure to comply with any reporting or other obligation relating to any such Tax Liability save to the extent that it is attributable to the failure of a Group Company to discharge any Tax Liability within ten Business Days of the Vendors paying an amount to the Purchaser in respect of such Tax Liability pursuant to paragraph 2, or to a failure on the part of the Purchaser to comply with its obligations in paragraph 6 (Conduct of Claims);

(e)
any stamp duty or transfer or registration tax that would be payable on any document, provided such document is either necessary to establish the title of a Group Company to any asset or is a document in the enforcement or production of which a Group Company is interested, and any interest, fine or penalty relating to any such duty or tax, will be deemed to be an Actual Tax Liability of the Group Company arising in consequence of an Event occurring on the last date it would have been necessary to pay such duty or tax to avoid any liability to interest or penalties on paying it;

(f)	any payments made pursuant to this schedule will, so far as possible, be treated as an adjustment to the consideration paid by the Purchaser for the Sale Shares;

(g)	references to the Vendors includes the respective estates and personal representatives of any of the Vendors; and

(h)	references to paragraphs are references to paragraphs in part 1 of this schedule, unless expressed otherwise.
2     Covenant

2.1
Subject to the provisions of this schedule, and subject to clause 6 and schedule 6 of this agreement, the Vendors covenant to pay to the Purchaser (or to such person as the Purchaser directs in writing) an amount equal to:

(a)	any Tax Liability of a Group Company which has arisen or arises:

(i)	in consequence of an Event which occurred on or before Completion; or

(ii)	in respect of, or by reference to, any Income, Profits or Gains which were earned, accrued or received on or before Completion or in respect of a period ending on or before the Completion Date;

(b)
any amount required to be account for income tax or otherwise under a pay as you earn or equivalent system by the Purchaser or a Group Company and any social security contributions (together, in each case, with any fine, penalty and interest relating to the same) as a result of the sale of the Sale Shares by the Vendors or any of them pursuant to this agreement;

(c)	any Tax Liability which is primarily the liability of another person (the "Primary Person") for which a Group Company is liable in consequence of:

(x)	the Primary Person failing to discharge such Tax Liability; and

(xi)	a Group Company at any time before Completion:

(A)	being a member of the same group of companies (or fiscal unity or consolidated group) as the Primary Person; or

(B)	having control of, being controlled by, or being otherwise connected with, the Primary Person or being controlled by the same person as the Primary Person, for any Tax purpose;

(d)	any Actual Tax Liability in respect of inheritance tax which:

(i)	is at Completion a charge on, or gives rise to a power to sell, mortgage or charge, any of the shares or assets of a Group Company;

(ii)
after Completion becomes a charge on or gives rise to a power to sell, mortgage or charge any of the Sale Shares or assets of a Group Company being an Actual Tax Liability arising as a result of the death of any person within seven years after a transfer of value (or deemed transfer of value) if a charge on or power to sell, mortgage or charge any such shares or assets could, if the death had occurred immediately before Completion and the inheritance tax payable as a result of such death had not been paid, have existed at Completion; or

(iii)
arises as a result of a transfer of value occurring on or before Completion (whether or not in conjunction with the death of any person whenever occurring) which increased or decreased the value of the estate of a Group Company.

(e)
an amount equal to any reasonable costs and expenses suffered or properly incurred by the Purchaser and/or a Group Company in connection with any Tax Liability as is mentioned in this paragraph 2 (provided that the Vendors are not excluded from liability in respect of the Tax Liability by the terms of paragraph 3) or in taking or defending any successful action under this schedule.

2.2
Each of the covenants contained in paragraphs 2.1(a) to (e) above will be construed as giving rise to separate and independent obligations and will not be restricted by the other save that (for the avoidance of doubt) any payment by the Vendors in respect of a liability under one covenant will discharge any liability under the other to the extent of such payment and insofar as it arises from the same subject matter.

2.3	Obligations expressed to be assumed in this schedule by each Vendor shall be construed in accordance with schedule 6 of this agreement.
3    Exclusions

3.1	The covenant at paragraph 2.1 does not apply and the Vendors will not be liable for any breach of the Tax Warranties to the extent that:

(a)
provision or reserve in respect of the liability in question was made in the Management Accounts (excluding the notes to the Management Accounts and excluding any provision or reserve made in respect of deferred Tax);

(b)	the liability in question arises or is increased as a result of:

(i)	any change in Tax legislation made after Completion; or

(ii)	a change or withdrawal after Completion of any previously published practice or concession of any Tax Authority, in each case announced and coming into force after Completion with retrospective effect;

(c)
the liability in question would not have arisen but for a voluntary act, transaction or omission of the Purchaser or a Group Company after Completion which the Purchaser or the relevant Group Company was aware would give rise to such Tax Liability, except where the act or transaction was:

(xii)	required by any legislation, regulation or other statutory requirement, whether coming into force before, on or after Completion;

(xiii)	pursuant to a legally binding obligation entered into by the relevant Group Company on or before Completion;

(xiv)	the presentation for stamping or negotiation or notarisation of any contract or document which was entered into prior to Completion;

(xv)	carried out with the express written consent of the Vendors or their authorised representative (making reference to this paragraph);

(xvi)	in accordance with the terms of this agreement (including, without limitation, the provisions of paragraph 8 below) or any document executed pursuant to this agreement; or

(xvii)	in the ordinary course of business of a Group Company;

(d)
the liability in question arises solely as a result of a transaction or transactions in the ordinary course of business of a Group Company after the Management Accounts Date but on or before Completion;

(e)	it is in respect of any stamp or other registration or transfer tax payable on the transfer or agreement to transfer the Sale Shares under this agreement;

(f)	recovery has been made by the Purchaser under the Warranties, or otherwise under this Agreement, in respect of the liability in question;

(g)
the liability in question is interest and/or penalties arising solely by reason of a failure or delay on the part of the Purchaser or any Group Company in paying to the relevant Tax Authority any payment made under this schedule by the Vendors; or

(h)	the liability in question results from or is increased by a change on or after Completion in the accounting bases or practices of a Group Company, or the accounting reference date of a Group Company, excluding in each case any such change made in order to comply with UK GAAP;

(i)	the liability is capable of being (and is actually) reduced by the application of a Relief which is not a Purchaser’s Relief; or

(j)	the liability has been made good or the Purchaser or the Group Company has been compensated in respect of it in each case at no expense to the Purchaser or the Group Company;

(k)	the liability in question has been discharged on or prior to Completion and such discharge has been reflected in the Cash Balance.
4    Over-provisions and corresponding savings

4.1
The Vendors may, following payment under a Tax Claim and on or before the seventh anniversary of Completion, instruct the Auditors to determine in writing (at the Vendors' request and expense) whether:

(a)	any provision for Tax contained in the Accounts (other than a provision for deferred Tax) is an over-provision, save to the extent that the over-provision is due to:

(iii)	a reduction in the rates of Tax or any other change in legislation announced and made after Completion with retrospective effect;

(iv)	any ordinary course Relief arising after the Management Accounts Date; or

(v)	any act of the Purchaser or the Group Company carried out after the Management Accounts Date;

(b)	a Saving has arisen; or

(c)	the Company has received and retained an R&D Tax Credit.

4.2
If the Auditors determine that an over-provision referred to at paragraph 4.1(a), a Saving referred to at paragraph 4.1(b) or an R&D Tax Credit referred to at paragraph 4.1(c) has arisen or been retained (as the case may be), an amount equal to the value (so determined in writing) of such over-provision, Saving or R&D Tax Credit will be set off:

(a)	against any payment then due from the Vendors under this schedule; and

(b)
(to the extent there is any excess) against any payment(s) already made or subsequently due under this schedule in chronological order until exhausted, provided that to the extent that such over-provision, Saving or R&D Tax Credit is set off against any payment already made by the Vendors (and not previously refunded under this sub-paragraph), it will be repaid to the Vendors.

4.3	If a written determination has been issued as referred to in paragraph 4.1, the Vendors or the Purchaser may on or before the seventh anniversary of Completion request that the Auditors:

(a)
review (at the expense of the party requesting the review, or where a payment becomes due under paragraph 4.4, at the expense of the party which is required to make payment under paragraph 4.4) such written determination in the light of all relevant circumstances at the time of the review (including, without limitation, where an R&D Tax Credit is challenged by HM Revenue & Customs); and

(b)	determine in writing whether in the light of such circumstances the original written determination should be amended.

4.4
If the new written determination referred to at paragraph 4.3 states that the original written determination should be amended, an adjusting payment equal to the difference between the sum in the original written determination and the sum in the amended written determination will be made by the Vendors or the Purchaser (as appropriate) as soon as reasonably practicable.

4.5    For the purposes of this paragraph 4, the Auditors will act as experts and not as arbitrators.

4.6
For the avoidance of doubt, the Purchaser shall not be required to dispute any challenge by HM Revenue & Customs in relation to an R&D Tax Credit which is relevant for the purposes of paragraph 4.3(a).

5     Recovery from third parties

5.1
Subject to paragraph 5.2, where the Vendors make a payment under this schedule and a Group Company is entitled to recover from any person (other than the Purchaser, a Group Company or any employee of a Group Company (other than an employee who has given a specific contractual indemnity in respect of the liability in question), but including a Tax Authority) any sum in respect of any Tax Liability to which paragraph 2 applies, the Purchaser will procure that the relevant Group Company will:

(a)	as soon as is reasonably practicable notify the Vendors of relevant details concerning such entitlement after the relevant Group Company becomes aware of such entitlement;

(b)
take all reasonable and appropriate steps to enforce recovery under such entitlement (if required by the Vendors and at their expense and, if required by the Purchaser, after the Vendors have provided security to the reasonable satisfaction of the Purchaser against all costs which may be incurred); and

(c)	as soon as is reasonably practicable pay to the Vendors a sum equal to the lesser of:

(xviii)
any amount so recovered (net of any Tax on such amount and any costs and expenses (which have not already been satisfied pursuant to paragraph 5.1(b)) suffered or incurred by the relevant Group Company or the Purchaser in recovering such amount); and

(xix)	the amount already paid by the Vendors in respect of that Tax Liability (and not previously refunded under this schedule).

5.2
Where the liability in question arises under paragraph 2.1(b) and is a liability to account for employee NICs and/or income tax under the PAYE system in respect of which the Purchaser has an entitlement to claim against an employee under a specific contractual indemnity, the Purchaser shall be required to comply with this paragraph 5.2 before claiming payment from the Vendors under paragraph 2.1. The Purchaser will procure that the relevant Group Company will:

(a)	as soon as is reasonably practicable notify the Vendors of relevant details concerning such entitlement after the relevant Group Company becomes aware of such entitlement;

(b)
take all reasonable and appropriate steps to enforce recovery under such entitlement (if required by the Vendors and at their expense and, if required by the Purchaser, after the Vendors have provided security to the reasonable satisfaction of the Purchaser against all costs which may be incurred); and

(c)
set off any amount so recovered (net of any Tax on such amount and any costs and expenses (which have not already been satisfied pursuant to paragraph 5.2(b)) suffered or incurred by the relevant Group Company or the Purchaser in recovering such amount) against the liability in question.

For the avoidance of doubt, where this paragraph 5.2 applies the Purchaser shall be entitled to make a claim against the Vendors under paragraph 2.1 to the extent it has been unable to recover any amount from an employee having complied with its obligations under sub-paragraphs 5.2(a) to (c) above.
6    Conduct of Claims

6.1
If the Purchaser or the relevant Group Company becomes aware of a Tax Authority Claim in respect of a Tax Liability which will or may give rise to a Tax Claim, the Purchaser will (or will procure that the relevant Group Company will) as soon as reasonably practicable give written details of the relevant matters to the Vendors (unless the Vendors already have written details of such matters) but such written details will not be a condition precedent to the liability of the Vendors under this schedule. Such written details shall include such available information as the Vendors may reasonably require to assess the quantum and merits of the Tax Authority Claim.

6.2     The Purchaser will (and, where relevant, will procure that the relevant Group Company will):

(a)	take such action as the Vendors may reasonably request in writing to avoid, dispute, defend, resist, appeal or compromise any Tax Authority Claim (a "Disputed Claim"); and

(b)
afford the Vendors a reasonable opportunity to comment on the contents of any material correspondence sent by the Purchaser (or the relevant Group Company) in relation to a Disputed Claim, before such correspondence is sent by the Purchaser (or the relevant Group Company), and will take into account the reasonable comments of the Vendors accordingly, subject to the Vendors agreeing (to the Purchaser's reasonable satisfaction) to indemnify the Purchaser and/or the relevant Group Company (as applicable) against any reasonable costs or expenses which they may suffer or properly incur as a result of taking such action (including any additional liability to Tax).
6.3     Paragraph 6.2 will not apply in respect of any Tax Authority Claim:

(a)
to the extent that it would involve the relevant Group Company contesting any Disputed Claim before any court or other appellate body (excluding the authority or body which has made the Disputed Claim) unless Tax counsel (of at least ten years' experience) appointed by agreement between the Vendors and the Purchaser opines, in writing, that an appeal or challenge against the Tax Authority Claim in question will, on the balance of probabilities, be won;

(b)
where it derives from or arises out of any dishonest or fraudulent act or omission by the Vendors or by a Group Company prior to Completion or if the Purchaser has reasonable grounds to believe that in connection with a Tax Authority Claim the conduct of the Vendors or a Group Company prior to Completion amounts to fraud;

(c)	if within the Response Period following the Vendors' receipt of written notice of the Tax Authority Claim from the Purchaser or a Group Company, the Vendors:

(xx)	do not request that the Purchaser or the relevant Group Company takes any action under paragraph 6.2; or

(xxi)	fails to indemnify the Purchaser and/or the relevant Group Company (as appropriate), in which case the Purchaser or the relevant Group Company will (without prejudice to the Purchaser's rights under this schedule) be free to pay or settle the Tax Authority Claim on such terms as it may, in its discretion, consider fit, subject only to a duty to act in good faith; or

(d)	(to the extent of a specific Vendor’s rights only) if a Vendor:

(iv)	takes action, or other steps are taken or legal proceedings started for a Vendor's bankruptcy;

(v)
becomes insolvent and corporate action, or other steps are taken or legal proceedings are started for its winding up, dissolution or administration or for the appointment of a receiver, administrator, trustee or similar officer of that Vendor or any of its assets; or

(vi)
is unable to pay its debts as they fall due, starts negotiations with a creditor with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of, or a composition with, its creditors;

(e)
where the Purchaser or a Group Company believes that the action requested may reasonably be expected to cause or increase a future Tax Liability of a Group Company or the results of such action, in the Purchaser's reasonable opinion, would materially adversely affect the goodwill of the business carried on, or intended to be carried on, by a Group Company.

6.4
To the extent that the Vendors continue to comply with the terms of this paragraph 6, the Purchaser shall provide the Vendors with copies of such correspondence, and reasonable access to such people and documents, as may reasonably be required in order for the Vendors to properly exercise their rights under this paragraph.

7    Due date for payment

7.1	Subject to the provisions of paragraph 7.2, the Vendors are to pay (in cleared funds) any required sum under paragraph 2:

(a)	in respect of an Actual Tax Liability on the later of:

(vi)	the date five Business Days before the date on which the amount in question is payable to the relevant Tax Authority without any interest, penalty, fine or surcharge arising in respect of it; and

(vii)
in the case of Tax in respect of which there is provision for payment by instalments, each date on which an instalment of such Tax becomes payable (and so that on each such date an appropriate proportion of the amount claimed will be paid, such proportion to be notified by the Purchaser to the Vendors at least five Business Days prior to each such date); and

(viii)	the date five Business Days following the date on which notice giving written details of the amount due is received by the Vendors from the Purchaser;

(b)
in respect of any Tax Liability which is not an Actual Tax Liability on the date five Business Days after the date on which the Vendors receive written details of the amount of the liability from the Purchaser, or if later:

(iii)
five Business Days before the date on which the relevant Group Company is due to pay any Tax which it would not have had to pay but for the loss of an Accounts Relief (in the case of a Tax Liability referred to at paragraph 1.2(a)); or

(iv)
the date on which the relevant Group Company would have had to pay the Tax but for the utilisation or setting off of a Purchaser's Relief (in the case of a Tax Liability referred to at paragraph 1.2(b)); and

(c)
in respect of any required sum under paragraph 2 which is not a Tax Liability, on the date five Business Days following the date on which notice giving written details of the amount due is received by the Vendors from the Purchaser.

7.2
In respect of a Disputed Claim, the Vendors are to pay any required sum under paragraph 2 in accordance with paragraph 7.1 unless the action requested by the Vendors pursuant to paragraph 6.2 cannot be taken prior to the Tax the subject matter of the Disputed Claim being paid (in which case, an amount equal to that amount of Tax will be paid by the Vendors promptly upon receipt by the Vendors of a written notice from the Purchaser for that amount).

8    Conduct of pre-Completion tax affairs

8.1
The Vendors (at their expense) are to provide the Purchaser and the Group with all assistance, co-operation and information as they may reasonably request in respect of pre-Completion Tax affairs of the Group including (but not limited to) information and co-operation requested in connection with Tax computations and returns outstanding at Completion and in connection with all negotiations, correspondence and agreements in respect of the Group's Tax Liabilities.

8.2
The Vendors (or their duly authorised agents) will prepare all returns, schedules, notifications, elections and computations (each a "Tax Document") relating to corporation tax of each Group Company for any accounting period ended before Completion and submit them (no later than fifteen Business Days prior to the expiry of any appropriate time limit) to the Purchaser for authorisation, signing and submission by the relevant Group Company to the relevant Tax Authority. The Purchaser will procure that relevant Group Company will authorise, sign and submit, to the relevant Tax Authority the Tax Documents without amendment or with such amendments as the Purchaser reasonably considers necessary (save the Purchaser shall not, subject to the following, prevent, amend or withdraw a claim for an R&D Tax Credit) after consultation with the Vendors provided that the Purchaser will not be required to take any action pursuant to this paragraph 8.2 (including in relation to an R&D Tax Credit) if, in relation to any Tax Document, it reasonably considers that such Tax Document is false, misleading, inaccurate or incomplete in any respect or it is reasonably likely to prejudice the amount of liability of a Group Company in respect of Tax for which the Vendors are not liable under this schedule.

8.3
The Purchaser or the relevant Group Company (or their duly authorised agents) will prepare all returns, schedules, notifications, elections and computations relating to corporation tax of each Group Company for the accounting period current at Completion and submit them (no later than fifteen Business Days prior to the expiry of any appropriate time limit) to the Vendors for the Vendors’ review and comment. The Purchaser or the Group Company shall take into account and incorporate all reasonable (in the Purchaser's view, acting in good faith) comments of the Vendors to the extent they relate to matters which could give rise to a liability of the Vendors under paragraph 2.1 (but the Purchaser shall not be required to make any claim for an R&D Tax

Credit), prior to authorisation, signing and submission by the relevant Group Company to the relevant Tax Authority.

8.4
The Vendors will promptly provide the Purchaser with copies of all information documents and evidence in their possession or in the possession of any of their agents in respect of any accounting period of a Group Company ended on or before Completion as may reasonably be requested by the Purchaser.

9    Deductions from payments

9.1
All sums payable by the Vendors to the Purchaser under this schedule will be paid free and clear of all deductions or withholdings of any kind, save only as may be required by law. If and to the extent applicable, the Purchaser shall provide the Vendors with tax certificates of residency and any other relevant documents necessary at the time to apply for reduced withholding tax rates or an exemption which might be available under the relevant tax treaty.

9.2
If the Vendors are required by law to make a deduction or withholding from any payment referred to in paragraph 9.1, the Vendors will pay to the Purchaser such sum as will, after the making of any deduction or withholding, leave the Purchaser with the same amount as it would have received had no deduction or withholding been made.

9.3
If any sum payable by the Vendors to the Purchaser under this schedule will be subject to Tax in the hands of the Purchaser or would have been liable for Taxation but for the utilisation of any Tax Relief in respect of such liability the amount payable will be increased so as to ensure that the net amount retained by the Purchaser after taking such Taxation into account is equal to the full amount which would have been retained but for such Taxation.

9.4	No additional payment shall be due under paragraphs 9.2 or 9.3 above to the extent that the relevant withholding, deduction or liability:

(a)	has already been fully taken into account in the measure of damages for breach of a Tax Warranty;

(b)	would not have arisen but for an assignment of the benefit of (or of any rights under) this Agreement by the Purchaser;

(c)	would not have arisen but for a direction by the Purchaser that payment under this schedule be made to a person other than the Purchaser; or

(d)	would not have arisen had the Purchaser been a person resident in the United Kingdom for Tax purposes.
10    PURCHASER’S COVENANT

10.1
The Purchaser hereby covenants to pay to the Vendors an amount equal to any Tax liability for which the Vendors become liable as a result of any of the following events occurring or deemed to occur after Completion:

(a)
a Group Company or the Purchaser failing to pay any amount of Tax for which it is liable to the extent that such Tax liability arises in circumstances where the Purchaser would not have been entitled to make a claim against the Vendors under this schedule had such Tax liability been paid by a Group Company or the relevant member of the Purchaser’s Tax Group; or

(b)	the Company ceasing to be resident in the United Kingdom for Taxation purposes.

10.2	The Purchaser hereby covenants to pay to the Vendors any reasonable costs and expenses properly incurred by the Vendors in connection with a liability under this paragraph 10.

10.3
To the extent that the Vendors recover an amount from the Purchaser under this paragraph 10, the Vendors undertake not to exercise any statutory right of recovery in respect of the same amount, and vice versa.

10.4
The provisions of paragraph 9 (Deductions from payments) and paragraph 6 (Conduct of Claims) shall apply to the covenant contained in this paragraph 10 as they apply to the covenant in paragraph 2 with references to the Vendors being replaced with references to the Purchaser and vice versa and with any other necessary modifications.

Part 2: Tax Warranties

1	General

1.1	All Taxation of any nature whatsoever for which any Group Company is liable and which has fallen due for payment has been duly paid.

1.2
The Accounts make full provision or reserve in accordance with generally accepted accounting principles for all Taxation for which any Group Company is accountable at that date. Proper provision has been made and shown in the Accounts for deferred taxation in accordance with generally accepted accounting principles.

1.3
All notices, computations, registrations, returns, documents, applications for non-liability to Taxation and information which ought to have been given or made, have been properly and duly submitted by each Group Company to the relevant Tax Authorities and all notices, computations, registrations, returns and information submitted to such authorities are true, accurate, complete and not misleading and are not the subject of any dispute, audit, enquiry or review nor are they, so far as the Vendors are aware, likely to become the subject of any dispute, audit, enquiry or review with such Tax Authorities.

1.4
All records which any Group Company is required to keep for Taxation purposes or which would be needed to substantiate any claim made or position taken in relation to Taxation by the relevant Group Company, have been duly kept and are available for inspection at the premises of the relevant Group Company.

1.5
No Group Company has asked for any extensions of time for filing of any tax returns, computations or other documents relating to Taxation. No Group Company has waived any statute of limitations in respect of Taxation or requested or agreed to any extensions of time for the payment of any Taxation.

1.6
All claims or other requests for any particular treatment relating to Taxation that have been taken into account in computing any amount in the Accounts and the time limit for the making of which has passed have been duly made and, so far as the Vendors are aware, are not likely to be disputed or challenged by any Tax Authority.

1.7
The amount of Taxation chargeable on any Group Company during any accounting period ending on or within seven years before the Accounts Date has not been affected to any material extent by any concession, arrangements, agreement or other formal or informal arrangement with any Taxation authority (not being a concession, agreement or arrangement available to companies generally). No Group Company is subject to a special regime in respect of Taxation.

1.8
No Group Company has within the past three years paid or become liable to pay, nor are there any circumstances by reason of which it is likely to become liable to pay any interest, penalty, surcharge or fine relating to Taxation.

1.9
No Group Company has within the past 12 months been subject to or is currently subject to any non-routine investigation, audit, enquiry or visit by any Taxation or excise authority, and neither the Vendors nor any Group Company is aware of any such investigation, audit, enquiry or visit planned for the next 12 months.

1.10	There are no charges, powers of sale or liens for Taxation (other than Taxation not yet due and payable) upon any of the assets of a Group Company.
2    Deductions and withholdings

2.1
Each Group Company has made all deductions and withholdings in respect, or on account, of any Taxation from any payments made by it which it is obliged or entitled to make and has accounted in full to the appropriate authority for all amounts so deducted or withheld.

2.2
No Group Company has received any notice from any Tax Authority which required or will require any of them to withhold Taxation from any payment made since the Accounts Date (in respect of which such withheld Taxation has not been accounted for and paid in full to the appropriate authority).

3    Depreciation and tax bases

3.1
On the assumption that disposals are made for a consideration equal to the book value shown in or adopted for the purposes of the Accounts, so far as the Vendors are aware no charge to Taxation would arise on the disposal by any Group Company of any of its assets, other than as disclosed in the Accounts.

3.2	No claim has been made for the depreciation of any asset of any Group Company for Taxation purposes in circumstances in which the claim is likely to be disallowed.

3.3	No Group Company has claimed a Relief for a write down of any of its assets other than scheduled depreciation or amortisation.
4    Capital gains

4.1
The Disclosure Letter sets out full particulars of all claims and elections made (or assumed in the Accounts to be made) insofar as they could affect the taxable gain or allowable loss which would arise in the event of a sale or disposal (whether actual or otherwise) after the Accounts Date by any Group Company of any of its assets.

4.2
No Group Company has disposed of or acquired any assets since the Accounts Date in circumstances such that the sale or disposal price or acquisition cost of the asset would be treated for Taxation purposes as being different from the consideration given or received.

5    Disposal of debts
No taxable profit or gain would accrue or arise on the transfer or disposal or settlement of any debt owed to any Group Company at the value of that debt adopted for the purposes of the Accounts.
6    Intellectual property
The Disclosure Letter sets out the amount of expenditure on intellectual property and goodwill of each Group Company and provides the basis on which any deduction, amortisation or allowance relating to that expenditure has been taken into account in the Accounts or, in relation to expenditure incurred since the Accounts Date, will be available to the relevant Group Company. No circumstances have arisen since the Accounts Date by reason of which that basis might change.
7    Tax grouping

7.1
No Group Company has within the past three years entered into any tax allocation or sharing arrangement (including any arrangement under which tax losses or tax reliefs are transferred, surrendered or claimed or agreed to be transferred, surrendered or claimed) in respect of its profits, gains or losses, except as set out in the Disclosure Letter which gives full details of any such arrangement that any Group Company has entered into.

7.2
Except as provided in the Accounts no Group Company is, or will be, under any obligation to make or repay or have any entitlement to receive any payment in respect of any period ending on or before the Accounts Date under any arrangements referred to in paragraph 8.1 above.

8    Completion

8.1	No charge to Taxation will arise on any Group Company by virtue of the entering into and/or completion of this agreement.

8.2	No withholding or deduction in respect of Tax will be required to be made from any consideration payable for the Shares.
9    Tax residence
No Group Company is treated for any Taxation purpose as resident in a country other than the country of its incorporation and no Group Company has, or has ever had, a branch, agency or permanent establishment outside the country of its incorporation.
10     Secondary liability
No Group Company is or will become liable to Taxation chargeable primarily on any other person, body of persons, entity or company (including, for the avoidance of doubt, social security payments for subcontractors).
11    Transfer pricing
All transactions and arrangements involving a Group Company have during the last 6 years been made on arm's length terms and no transactions or arrangements involving a Group Company have taken place or are in existence which are such that any legislative provision or regulation relating to transfer pricing is, so far as the Vendors are aware, likely to be invoked by a Tax Authority.

12    Deemed income, profit and gains
Except as provided in the Accounts, no Group Company has a liability to Taxation on income, profits or gains except in respect of and to the extent of income, profits and gains actually received, nor do any arrangements exist which so far as the Vendors are aware might give rise to such a liability in respect of deemed income, profits or gains.
13    Indirect Taxes

13.1	Each Group Company is duly registered for the purposes of VAT and/or any other value added, sales or turnover tax ("Indirect Taxes") for which it is liable to be registered.

13.2
Each Group Company has complied with all statutory provisions, rules, regulations, orders and directions concerning Indirect Taxes, including the making of accurate returns and payments and the maintenance of records.

13.3
So far as the Vendors are aware, there are no circumstances by reason of which there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by the Company.

14    Stamp tax

14.1	All stamp tax, transfer tax and similar taxes or duties (including registration and any notarial duties) have been duly paid in respect of all transactions to which any Group Company is a party.

14.2	There is no charge to stamp tax, transfer tax or similar taxes or duties (including registration or notarial duties) by virtue of the entering into and/or completion of this agreement.
15    Reorganisations and mergers
No Group Company has claimed or been granted exemption from Taxation or the benefit of any other special Taxation regime in connection with any reorganisation or merger. Reorganisations or mergers relating to a Group Company which take effect on or before the Completion Date will not give rise to the assessment or payment of Taxation after the Completion Date.
16    Tax avoidance
No Group Company has participated in any transaction, scheme or arrangement of which the main purpose (or one of the main purposes) or effect is the avoidance or evasion of a liability to Taxation or which could be re-characterised or treated as unenforceable for Taxation purposes.

SCHEDULE 7:	VENDOR LIMITATIONS

1.	Monetary limits

1.14	The aggregate liability of each Vendor in respect of the Indemnities, the covenants given in clause 2.4 and all Warranty Claims and Tax Claims (including any costs) shall not exceed:

1.14.6	an amount equal to the Consideration payable to that Vendor; and/or

1.14.7	that Vendor's Relevant Proportion of such claim.

1.15	The Vendors shall not be liable for any Indemnity Claims, General Warranty Claim or any Tax Warranty Claim unless:

1.15.6
the amount of that Indemnity Claim, General Warranty Claim or Tax Warranty Claim is equal to or exceeds £25,000 (and for these purposes Connected Claims shall be deemed to comprise one and the same Claim); and

1.15.7
the aggregate amount of all Indemnity Claims, General Warranty Claims and Tax Warranty Claims that are not excluded under paragraph 1.2.1, above exceeds £150,000 in which case the Relevant Vendors shall (subject to paragraph 1.1, above) be liable for the whole of such Indemnity Claim, General Warranty Claim (or Claims) and Tax Warranty Claims (in their Relevant Proportions) and not merely for the excess.

2.	Time limits

2.6
The Vendors shall not be liable for any General Warranty Claim unless the Purchaser has given written notice to the Vendors of such General Warranty Claim (specifying such reasonable details of the matter or thing giving rise to such General Warranty Claim as are then readily available to the Purchaser) before 5.00pm on 31 March 2016.

2.7
The Vendors shall not be liable for any Tax Claim unless the Purchaser has given written notice to the Relevant Vendors of such Tax Claim (specifying such reasonable details of the matter or thing giving rise to such Tax Claim as are then readily available to the Purchaser) before 5.00pm on 15 September 2021.

2.8
Any General Warranty Claim in respect of which notice has been given in accordance with paragraph 2.1 above shall be deemed to have been irrevocably withdrawn and lapsed if proceedings in respect of such claim have not been issued and served on the Relevant Vendors (or the Founders’ Representative on behalf of the Founders) within nine months after the date of such notice.

3.	Disclosure
The Vendors shall not be liable for any Warranty Claim in relation to the breach of a Warranty to the extent that the matter or thing giving rise to such Warranty Claim has been Disclosed.

4.	Accounts
The Vendors shall not be liable for any General Warranty Claim to the extent that any provision, reserve or allowance in respect of the matter or thing giving rise to such General Warranty Claim has been made in the Accounts or the Management Accounts.

5.	Third party claims

5.1	The Purchaser shall notify the Relevant Vendors of:

5.1.3	any claim by a third party against any Group Company which has given rise to, or in the Purchaser's opinion is likely to give rise to, a General Warranty Claim against such Vendors; and/or

5.1.4
any right that any Group Company has to recover any sum from a third party in relation to any matter or thing that has given rise to, or is likely to give rise to, a General Warranty Claim against such Vendors,

(each a "Third Party Claim") as soon as reasonably practicable after the Purchaser becomes aware of it, but such notification shall not be a condition precedent to the liability of the Relevant Vendors in respect of the relevant General Warranty Claim.

5.2	In relation to any Third Party Claim, the Purchaser shall (or shall procure that the relevant Group Company shall):

(a)
following receipt of a request from any Vendor, provide the Relevant Vendors (via the Founders’ Representative in the case of the Founders) with copies of all material correspondence relating to any Third Party Claim as soon as reasonably practicable following the receipt of such request and thereafter as regularly as the Vendors may reasonably require (with any reasonable out-of-pocket costs incurred in doing so to be included within the Losses recoverable by the Purchaser from the Relevant Vendors in connection with the relevant Claim);

(b)	consult meaningfully and in good faith with the Relevant Vendors (via the Founders’ Representative in the case of the Founders) in relation to the conduct of such claim; and

(c)
not settle or compromise any Third Party Claim without the prior written approval of the Vendors (via the Founders’ Representative in the case of the Founders) such approval not to be unreasonably withheld or delayed; and

(d)
subject to the Purchaser being indemnified and secured to its reasonable satisfaction pursue diligently any Third Party Claim in relation to the possible recovery of sums from a third party as referred to in paragraph 5.1.2 above ), unless either:

(i)	the Relevant Vendors (via the Founders’ Representative in the case of the Founders) consent to such action not being taken (such consent not to be unreasonably withheld or delayed); or

(ii)
on any reasonable view, taking such action would be either materially prejudicial to the Business or the Group or disproportionately expensive in view of the sum which may be recoverable in connection with such Third Party Claim,

6.	Receipts from third parties

6.1
If the Vendors (or any of them) have made a payment (including by way of a deduction of the Holdback Consideration in accordance with clause 10 (Holdback) in respect of a General Warranty Claim ("Claim Payment") and, within 12 months of the making of that Claim Payment, any Group Company subsequently recovers from some other person any sum in respect of any matter or thing giving rise to such General Warranty Claim that was not taken into account in the determination or agreement of the Claim Payment, the Purchaser shall repay promptly to the Relevant Vendors, in their respective Relevant Proportions, an amount equal to the lesser of:

6.1.5	the relevant proportion of the sum recovered from the third party (less any Tax on the sum and all costs and expenses of recovering it); and

6.1.6	the amount of the Claim Payment (less all costs and expenses incurred by the Purchaser in relation to the relevant General Warranty Claim).

6.2
If any repayment is made to any Vendor pursuant to paragraph 6.1, an amount equal to such repayment shall be deemed never to have been paid by that Vendor to the Purchaser for the purposes of calculating the liability of that Vendor under paragraphs 1.1 and 1.3.

7.	No double recovery
The Vendors shall not be liable to pay damages or other compensation or reimbursement more than once in respect of the same loss in relation to any Warranty Claim or Tax Claim or under the Indemnities or the covenants in clause 2.4.

8.	Change to the Business
The Vendors shall not be liable for General Warranty Claim (or an associated Indemnity Claim) if and to the extent that such General Warranty Claim arises or the Purchaser’s Losses in connection with the subject matter of such Claim are increased as a consequence of any change to the manner in which the Business is carried on after Completion, including as a consequence of the transfer of the Business or any part of it to any member of the Parent’s group of companies or the disposal of any part of the Group’s assets and undertaking outside of the ordinary course of trading (a "Restructuring"), save that noting in this paragraph 8 shall limit the Vendors liability in respect of a General Warranty Claim (or associated Indemnity Claim) which would have arisen notwithstanding the Restructuring.

9.	Mitigation
The provisions of this schedule are without prejudice to the Purchaser's common law duty to mitigate its loss in relation to any Warranty Claim.

SCHEDULE 8:	COMPLETION OBLIGATIONS
Part 1:    Vendors' obligations on Completion

1.	Documents, etc. to be delivered
The Vendors shall deliver or procure to be delivered to the Purchaser:
Title to Shares

1.16	duly executed transfers of the Sale Shares in favour of the Purchaser;

1.17	the share certificates for the Sale Shares (or an express indemnity in a form satisfactory to the Purchaser if any share certificate is found to be missing, destroyed, illegible or defaced);

1.18	such waivers, consents or other documents as the Purchaser may reasonably require to enable the Purchaser or its nominee(s) to become the registered holder of the Sale Shares;

1.19
duly executed powers of attorney in the Agreed Form from the Vendors in favour of the Purchaser or its nominee(s) to enable the beneficiary to exercise all rights attaching to the Sale Shares until the Purchaser or its nominee(s) becomes the registered holder of them;

Options

1.20	copies of the Optionholder Letters as issued by the Company to the Optionholders;

1.21	duly executed Exercise Documents in relation to each Optionholder;

1.22	duly executed Optionholder Sale Agreement and Nominee Direction in relation to each Optionholder;
Company and Employees

1.23
letters of resignation as a director of each relevant Group Company (or if applicable as the company secretary of such Group Company) from Andrew Chapman, Andrew Walker, Steven Mountfield, Timothy Maly and Damon Cronkey and the appointment of Bob Corey and Roxanne Oulman as directors of each Group Company;

1.24
confirmation to the Company and the Purchaser that each director and the secretary of each Group Company, other than the Continuing Founders, has returned or delivered to that Group Company all property of any Group Company used or held by them including papers, motor vehicles, credit cards, keys, security cards, personal computers, software and magnetic or other discs on which information is stored;

1.25	duly executed service agreements for each of Andrew Chapman, Andrew Walker and David Jackson;
Encumbrances, indebtedness and banking arrangements

1.26	duly executed deeds of partial release in the Agreed Form from any persons having any security or interest over any of the Sale Shares;
Records

1.27	the statutory registers and minute books made up to (but not including) the Completion Date;
Other documents

1.28	evidence, in a form reasonably satisfactory to the Purchaser, confirming the good standing of the Subsidiary;

1.29
a copy of the duly executed power of attorney in the Agreed Form under which any Acquisition Document has been or is to be executed by any Vendor, certified as a true copy of the original by the Vendors' Solicitors; and

1.30	the Disclosure Letter.

2.	Board meetings and shareholder resolutions of the Company
The Vendors shall procure that a meeting of the board of directors of the Company is held at which the business detailed in the board minutes in the Agreed Form shall be transacted.

3.	Cash
The Vendors shall provide to the Purchaser with written evidence of the amount of the Cash Balance as at 4pm GMT on 15 September 2014 certified by a director of the Company immediately prior to Completion

Part 2:    Purchaser's obligations on Completion

1.
The Purchaser shall deliver or procure to be delivered to the Vendors evidence of the authority of any person signing any Acquisition Document on behalf of the Purchaser which shall be satisfied by the delivery of a copy of signed minutes of a meeting of its board of directors authorising its execution of any Acquisition Document to which it is party, and appointing the relevant signatory or signatories to sign such Acquisition Document(s) on its behalf.

2.	Payments

2.9	The Purchaser shall subject to any adjustment required to be made pursuant to clause 8.4, pay:

2.9.1.1	the Founders’ Relevant Proportions of the Initial Consideration to the Founders' Solicitors Bank Account;

2.9.1.2	SurveyMonkey's Relevant Proportion of the Initial Consideration to SurveyMonkey's Solicitors Bank Account;

2.9.1.3
the relevant Option Shares Consideration on behalf of the Optionholders employed in the UK to the Founders’ Solicitors on behalf of the Company and the relevant (net) Option Shares Consideration on behalf of the Optionholders employed in the USA directly to the Subsidiary and the Purchaser agrees to procure that, as soon as reasonably practicable following Completion, the Company (or the Subsidiary in the case of sums payable to Optionholders in the USA) shall pay:

(a)	to the relevant Grantors, the exercise price payable to them by the Optionholders on the exercise of their Options;

(b)	to the relevant Taxation Authority, all amounts due in respect of Tax in relation to the exercise of the Options and the sale of the Option Shares; and

(c)
to the relevant Optionholder, such amount of the Option Shares Consideration set opposite such Optionholder's name in column (4), of part 2 of schedule 2, less any deductions made in accordance with paragraphs (a) and (b) above (save that in the case of the Optionholders employed in the USA, such amount will be the equivalent amount in US dollars based on the GBP£/USD$ exchange rate published on www.oanda.com at 4pm on 15 September 2014).

APPENDIX 1

Developer Software Licences

Software	Description	Licence
Java JDK 1.6	Java Development Kit	Sun BCL http://java.sun.com/j2se/1.5.0/jdk - 1 5 0-license.txt
Netbeans IDE v 6.9.1	Java IDE	Dual CDDL & GPL http://www.netbeans.org/cddlgplv2.html
Eclipse IDE (Helios)	Java IDE	Eclipse public license http://www.eclipse.org/legal/epl-v10.html
Fast Help v 6.9.5	HTML help generation	Purchased

Signed by DAVID JACKSON:	))	Signature	/s/ David Jackson

Signed by ANDREW CHAPMAN:	))	Signature	/s/ Andrew Chapman

Signed by ANDREW WALKER:	))	Signature	/s/ Andrew Walker

Signed by NICHOLAS TAYLOR:	))	Signature	/s/ Nicholas Taylor

Signed by STEVEN MOUNTFIELD:	))	Signature	/s/ Steven Mountfield

Signed for and on behalf of SURVEYMONKEY SPAIN, S.L. by:	))	Signature	/s/ Tim Maley

		Name (block capitals)	TIM MALEY
Director/authorised signatory

Signed for and on behalf of DORSET ACQUISITION CORP by:	))	Signature	/s/ Bob L. Corey

		Name (block capitals)	BOB L. COREY
Director/authorised signatory
Signed for and on behalf of CALLIDUS SOFTWARE, INC by:	))	Signature	/s/ Leslie Stretch

		Name (block capitals)	LESLIE STRETCH
Director/authorised signatory